GFR PHARMACEUTICALS, INC.
                            SUITE11405 - 201A STREET
                      MAPLE RIDGE, BRITISH COLUMBIA V2X 0Y3



                                                              September 29, 2005



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Linda Cvrkel, Branch Chief


RE:      GFR PHARMACEUTICALS, INC.
         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
         COMMISSION FILE #: 0-27959


Ladies and Gentlemen;

         We have received your comments to our Form 10-KSB for the year ended December 31, 2005 and thank for your review to assist and enhance the overall disclosure in our Exchange Act filings. We supplementally responds to all the your comments as follows:

General
-------

1. Please include the information required by Item 406 of Regulation S-B regarding a code of ethics. See Item 9 of Form 10-KSB.

RESPONSE: As a student member of the Society of Certified General Accountants of British Columbia all my work is guided by the societies code of ethics and rules of conduct. I will revise Item 9 to reflect that this code of ethics and rules of conduct are followed when producing statements for the SEC and attach the document to the letter. I am attaching a copy of this code for submission.

Markets
-------

2. We note one customer accounted for 49% of your sales during 2004. Please identify this customer. If you have a written agreement with this customer, file the agreement pursuant to Item 601(b)(10) of Regualtion S-B, and discuss the agreement's material terms in the body of the filing.

RESPONSE: We will identify the customer, Prairie Naturals, however there is no written agreement between the two companies as of Dec 31, 2004.

3. You mention prinicipal customers on pages 5, 8, and F-14. Based on the large percentage of revenues attributable to the customers discussed on these pages, it appears the disclosure on all three pages might refer to the same customer. However, the percentages of revenues attributable to the principal customer are inconsisten. Page 5 states the customer is responsible for 49% and 58% of revenues during 2004 and 2004, page 8 states they are responsible for 50% and 40%, and page F-14 states they are responsible for 37% and 50%. If the disclosure on all three pages refers to the same customer, please reconcile the percentages of revenue.

RESPONSE: We mentioned the sales percentages for Prairie Naturals for the periods 2003 and 2004 on pages 5, 8, and F-14 but the percentage on each is not identical. The correct percentages are calculated below and We will revise the report accordingly.

GFR Pharmaceutical Inc.
Major Customer Sales Percentage Calculation

                                            2004                    2003

GFR Pharma                              6,323,574.10            6,026,131.73
GFR Health                              3,100,272.95            2,319,846.23
Intercompany                           (1,800,188.00)          (1,342,937.00)
                                       -------------           -------------
Total Consolidated Sales                7,623,659.05            7,003,040.96
                                        ============            ============

Prairie Natural Sales                   3,063,322.30            2,963,140.60
GFR Pharma                                 36,000.75              170,282.50
                                        ------------            ------------
GFR Health                              3,099,323.05            3,133,423.10
                                        ============            ============

Total Consolidated Sales %                      41%                     45%

Item 2.  Description of Property
--------------------------------

4. Please file the lease agreements for both your operations and the warehouse space. See Item 601(b)(10)(i)(D) of Regulation S-B.

RESPONSE: We will file these agreements as exhibits.

Item 6. Management's Discussion and Analysis
--------------------------------------------

Results of Operations
---------------------

5. Please disclose the reason for the $344,000 increase in foreign currency transaction gains in 2004 and explain to us.

RESPONSE: In years prior to 2004 the translation adjstments from Canadian to US Dollars were reported on the balance sheet. In 2004 we have found that they were erronously expensed. We will correct this error and amend the filing.

6. Please disclose the reason why your effective tax rate decreased from approximately 48% in 2003 to approximately 7% in 2004. If decrease in the effective tax rate is a result of several factors, please quantify the amount of change due to each factor.

RESPONSE: We will revise to disclose that for 2004 were benefited from prior tax loss carryforwards.

Critical Accounting Policies
----------------------------

7. Please revise your disclosure to discuss your critical accounting policies in this section of the filing since no accounting policies appear to be identified as critical in the notes to your financial statements.. Please refer to Financial Reporting Release 72 for guidance on disclosure of critical accounting estimates.

RESPONSE: We will revise our disclosure to include our critical accounting policies in the section of the filing.

Item 9. Directors,  Executive Offices, Promoters and Control Persons; Compliance
--------------------------------------------------------------------------------
with Section 16(a) of the Exchange Act
--------------------------------------

8. Please provide disclosure in Item 9 and on the signature page that would indicate all those persons who serve in the capacity of director in addition to the other capacities in which they might serve. From the disclosure provided, it is unclear whether a majority of the Board has signed the filing. If they have not, please provide the signatures of a majority of the Board in an amended 10-KSB including all of the 10-KSB disclosure.

RESPONSE: Of the three persons mentioned in item 9 only Richard Pierce and Rose Marie Pierce are Directors of GFR Pharmaceuticals, Inc.. In addition to being a director Richard Pierce is also the CEO. Marc Casavant is the CFO. We have two board menbers and a CFO. All three have signed the disclosure.

Item 12. Certain Relationships and Related Transactions
-------------------------------------------------------

9. Please state the name of each related party discussed in this section, and explain how they are related to the company. Also, please file as exhibits any written agreements underlying the transactions discussed. See Item 601(b)(10)(i)(A) of Regulation S-B.

RESPONSE: We will revise disclosure such that all Major shareholders and related parties have been named. We will also revise disclosure for a correction in the years that royalty payments were made.

Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

10. Due to the significant foreign currency transaction gains in 2004 it appears that information about geographic areas under paragraph 38 of SFAS 131 is required. Please tell us why these disclosures were not provided in your filing.

RESPONSE: We have made a correction to the foreign currency as discussed in response to comment 5. We do not have segment information to disclose.

Signature Page
--------------

11. We note thr filing does not include the signature of your controllong or principal accounting officer. Please include the signature in your amended Form 10-KSB. If Marc casavant, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See General Instruction C.2 to Form 10-KSB.

RESPONSE: We have revised the signature of Marc Casavant to include the caption of principal accounting officer.


         With respect to the above comments and responses the undersigned, on behalf of GFR Pharmaceuticals, Inc. (the "Company") acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Respectfully Submitted,


                                /s/ Richard Pierce
                                Richard Pierce,
                                President and C.E.O.

Proposed Amended 10-KSB for 12/31/04



                     U.S. Securities and Exchange Commission

                              Washington, Dc 20549


                                  FORM 10-KSB/A



           [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004
                                             -----------------

                        Commission file number 000-27959

                            GFR Pharmaceuticals, Inc.
                            -------------------------
                 (Name of small business issuer in its charter)


             Nevada                                      77-0517964
---------------------------------           ------------------------------------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

        Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3
             (Address of principal executive office) Zip/Postal Code

         Issuer's telephone number: (604) 460-8440

Securities registered pursuant to Section 12(b) of the Act: None
                                                            ----

Securities registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)


         Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ( X ) NO ( ).

         Check here if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ( X )

         Issuer's revenues for its most recent fiscal year, were $5,859,763 .
                                                                 -----------

         Issuer's Common Shares outstanding at December 31, 2004 was 1,079,940. The aggregate market value of voting and non-voting common equity held by non-affiliates as of April 5, 2005 was $127,485, computed based on the average bid and asked price of such common equity as of April 5, 2005.

         Except for the historical information contained herein, the matters set forth in this Form 10- KSB are forward looking statements within the meaning of the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially. These forward-looking statements speak only as of the date hereof and Laredo Investment Corp. disclaims any intent or obligation to update these forward-looking statements.

Documents Incorporated by Reference:  Certain exhibits

ITEM 1.           DESCRIPTION OF BUSINESS.

Business Development

GFR Pharmaceuticals, Inc. (Formerly Laredo Investment Corp.) was incorporated under the laws of the State of Nevada on December 18, 1996. GFR Pharmaceuticals, Inc. ceased all operating activities during the period from December 18, 1996 to July 9, 1999 and was considered dormant. On July 9, 1999, GFR Pharmaceuticals, Inc. obtained a certificate of renewal from the State of Nevada. From July 9, 1999 to January 21, 2000, GFR Pharmaceuticals, Inc. was in the development stage.

On January 21, 2000, the Company entered into an Acquisition Agreement with GFR Pharm, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation,
(GFR), Richard Pierce and Lucretia Schanfarber (the GFR Majority Shareholders) to acquire their shares representing 100% of the outstanding common stock of GFR in exchange for 19,000,000 newly issued shares of Laredo's restricted common stock. The transaction was recorded as a reverse acquisition. GFR was incorporated in March 1997 as Helm Developments Ltd. In June 1998, the Company formally changed its name to GFR Nutritionals Ltd. GFR was 100% owned by the President and CEO, Richard Pierce from inception until January 17, 2000, when a 10% interest was acquired by Lucretia Schanfarber. Business operations began in October 1998 after acquiring manufacturing equipment and arranging to manufacture nutritional supplements under a private label contract.

On June 21, 2000, the Company entered into an Acquisition Agreement with Nutritionals (USA) Direct.Com, a Washington corporation, (NDC), to acquire 100% of the outstanding common stock of NDC in exchange for $1,000. The transaction has been recorded as a purchase. NDC operations were wound down in October 2002 and the company became dormant.

On November 1, 2000, GFR Pharmaceuticals, Inc. entered into an Acquisition Agreement with R & L Health, Inc., a British Columbia corporation, (R&L), to acquire 100% of the outstanding common stock of R&L in exchange for $0.01. The transaction was recorded as a purchase.

On April 5, 2004, GFR Nutritionals, Ltd. and R&L Health, Inc. changed its name to GFR Pharma, Inc. and GFR Health, Inc., respectively.

On  August  9,  2004,   Laredo   Investment  Corp.   changed  its  name  to  GFR
Pharmaceuticals, Inc.

Narrative Description of the Business

GFR Pharma, Ltd. (Formerly GFR Nutritionals Ltd.), GFR Pharmaceuticals, Inc.'s wholly owned subsidiary is an established manufacturer of quality nutritional supplement products. GFR Pharma, Ltd. (Formerly GFR Nutritionals Ltd.), operates a full service manufacturing facility that produces natural-source nutritional, vitamin, mineral, herbal sports nutrition products and over the counter pharmaceutical products which are sold on a private label basis to wholesale and retail clients. GFR Health, Inc. (Formerly R&L Health Inc.), GFR Pharmaceuticals, Inc.'s wholesale division markets products manufactured by GFR to mass market retailers.

Nutritional supplements are being increasingly recognized by the medical and scientific communities as an integral component of a healthy lifestyle. Much of the growth in this industry is driven by six key factors:

         o Positive publicity - For several years, medical journals and news reports have widely and consistently publicized the positive effects of nutritional supplements. Many of these reports focus on the correlation between consumed nutrients and the reduced incidence of certain diseases. As a result, the nutritional supplement industry has experienced greater acceptance and popularity.

         o Increased research - The more the scientific community learns about the human body, more is proved that an individual's diet and health are undoubtedly connected. Government agencies, universities, and private companies are increasing their sponsorship of research assessing the benefits of nutritional supplements and herbs.

         o Favorable regulatory environment - The US Dietary Supplement Health and Education Act (DSHEA) created a set of guidelines specific to the supplement industry and established a regulatory environment which allows responsible nutrition companies to thrive and allows the industry to regulate itself with supervision by the FDA. Health Canada has followed suit and defined Good Manufacturing Practices, with which compliance in the industry is voluntary.

         o Mass market distribution - Nutritional supplements, including all-natural products, vitamins, minerals and herbs, are increasingly sold in mass volume retail stores. Due to this new market channel, millions of shoppers are exposed to these products as they are introduced into the mainstream.

         o Ageing of the population - The largest demographic group in the history of North America is now turning 50 years old. Over the next 15 years, approximately 80 million more "baby boomers" will join this group of individuals who are concerned with preserving their health and fitness, directly increasing the demand for nutritional supplements.

         o Trend toward preventative care - The collective health consciousness of the population that began over 20 years ago is gaining momentum and, along with regular exercise, it embraces nutritional supplements.

According to the Nutrition Business Journal, the US nutrition industry, which includes natural foods, dietary supplements, and natural personal care products, has grown 14-16% annually over the past two years and is expected to sustain double digit growth for the near future. The Nutrition Business Journal states that the US nutrition industry generated $28.8 billion of consumer sales in 2002. Canadian sales tend to approximate 10% of the US market.

Principal  Products:  GFR  Pharmaceuticals,   Inc.  currently  manufactures  300
different products in capsule, tablet, powder, and liquid form. GFR specializes in production of:

         -        Vitamin and mineral formulations
         -        Indication and herbal formulas (nutritional and herbal)
         -        Nutritional herbal formulas for women
         -        Nutritional herbal formulas for men
         -        "Boomer nutrition" - nutritional and herbal formulas for 50+
         -        Sports nutrition products
         -        Family fitness products
         -        Weight loss and diet products
         -        Soy and whey protein shakes
         -        Green food powders
         -        Daily nutrient packets

Markets: Established market channels for nutritional products within the industry include distribution through health food retail stores, mass market retail through department and grocery stores, multi-level marketing, mail order, health practitioners, and the Internet.


Currently, GFR Pharmaceuticals, Inc. manufactures nutritional supplements under private label contracts with wholesale distributors. During 2004 and 2003, one private label customer, Prairie Naturals, Inc. has comprised approximately 41% and 45%, respectively of GFR Pharmaceuticals, Inc.'s sales.


GFR Pharmaceuticals, Inc.'s primary goal is to achieve a level of annual revenues in excess of $8.0 million by the fiscal year ended 2005 resulting from expanded marketing efforts and vertical integration through acquisitions and expansion into new markets. GFR Pharmaceuticals, Inc. is also pursing opportunities to market direct sales to consumers through the Internet.

Competition: The main competitors in the Canadian natural health product industry are privately owned corporations. A couple of larger companies that manufacture their products for retail distribution are Jamieson Laboratories and Natural Factors. There are also many companies which manufacture only for private label sales. Many smaller manufacturers have their products sold strictly in specialty health food and nutrition stores.

Natural health product manufacturing has significant cost barriers for new start up companies. Start up costs include set up of manufacturing facilities through purchase of equipment, acquiring skilled labor and research and implementation of processes acceptable to government standards.

Regulation: In both the US and Canada, the natural health products industry is self regulating. In Canada, products are not required to be approved prior to introduction to the market, however Health Canada has defined Good Manufacturing Practices, with which compliance is voluntary. Health Canada has indicated that stricter regulations for natural health products will be enacted in future years.

In 1996, US Congress enacted the Dietary Supplement Health and Education Act (DSHEA) which included a set of guidelines specific to the supplement industry and established a self regulatory environment for the industry.

Employees: GFR Pharmaceuticals, Inc. currently has 55 employees. Executive management and office administration personnel are comprised of 17 individuals. Operations personnel is made up of 38 individuals, including the Quality Control Director and Production Manager. Future employees will be hired as dictated by increases in business volume.


ITEM 2.           DESCRIPTION OF PROPERTY.

GFR Pharmaceuticals, Inc.'s operations are located in a building that is owned by a major shareholder. The lease agreement is for a two year term ending December 31, 2005. Under the terms of the lease agreement, the monthly rent charge is approximately $4,000 ($5,000 Canadian), and GFR Pharmaceuticals, Inc. is responsible for paying the property taxes, utility charges, and any costs of repair and maintenance. Any repairs and maintenance expenses paid for by the landlords are required to be reimbursed by GFR Pharmaceuticals, Inc. at cost plus 15%. All other terms are consistent with those standard to lease agreements.

Both GFR Pharmaceuticals, Inc.'s administration office and manufacturing operations are located in the same premises. The total square footage of the building is 10,000. The area used by manufacturing currently comprises 3,625 of that total. In management's opinion, the space leased is sufficient to support operational growth for the foreseeable future. Currently, production is only run on one shift per day for five days each week. Production shifts can be increased to a maximum of three shifts per day for seven days each week and still be accommodated within the current space. The only potential requirement for additional space could arise due to stock held on hand as business volumes increase.

During 2002, GFR Pharmaceuticals, Inc. entered into a lease agreement for warehouse space. The lease is month to month with a six month notice of termination clause. Under the terms of the lease agreement, the monthly rent charge is approximately $4,600 ($5,500 Canadian).


ITEM 3.           LEGAL PROCEEDINGS.

None


ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted for a vote of security holders of GFR Pharmaceuticals, Inc. during the fourth quarter of the fiscal year ended December 31, 2004.

                                     PART II


ITEM 5.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER.

Market Information

GFR Pharmaceuticals, Inc.'s stock has been listed for sale on the OTC Electronic Bulletin Board under the symbol "GFRP." The high and low bid prices of the Common Stock of GFR Pharmaceuticals, Inc. have been as follows:


    Period                 High                Low
-----------------   ------------------  ------------------
 1st Qtr 2004       $            0.100   $           0.060
 2nd Qtr 2004                    0.110               0.040
 3rd Qtr 2004                    1.450               0.020
 4thQtr 2004                     1.300               0.350

 1st Qtr 2003       $            0.160   $           0.020
 2nd Qtr 2003                    0.180               0.040
 3rd Qtr 2003                    0.160               0.050
 4thQtr 2003                     0.170               0.070

The above quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

Holders

There were approximately 18 holders of GFR Pharmaceuticals, Inc.'s 1,079,940 shares of common stock outstanding as of December 31, 2004.

Dividends

GFR Pharmaceuticals, Inc. has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by GFR Pharmaceuticals, Inc., of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon GFR Pharmaceuticals, Inc.'s earnings, its capital requirements and its financial condition, as well as other relevant factors.

ITEM 6.           MANAGEMENT'S DISCUSSION AND ANALYSIS.

Plan of Operations

The  Company  is  currently  working  on  securing   additional   private  label
manufacturing contracts. The key target for private label sales are wholesale distributors of health food nutrition products.

Liquidity and Capital Resources

GFR Pharmaceuticals, Inc.'s working capital ratio was 1.35 at December 31, 2004 compared to 1.52 at December 31, 2003. Key contributing factors for this change were the approximate $212,000 increase in accounts payable, an increase of approximately $613,000 in the bank line and an increase in shareholder s payables of approximately $254,000.

Current liabilities include as of December 31, 2004 and 2003, $139,159 and $114,416 promissory note payable to a party related to the major shareholder, which bears interest at 12% annually. These funds are repayable on demand however, the request for repayment occurring at this time is not expected.

GFR Pharmaceuticals, Inc. has a small business loan outstanding with a balance of $26,959 and $56,455 as of December 31, 2004 and 2003. This loan bears interest at 10.15% and matures on March 15, 2004. The Company has a second business loan with an outstanding balance of $37,162 and $0 as of December 31, 2004 and 2003, respectively. This loan bears interest at prime plus 1 percent, maturing August 23, 2009.

GFR Pharmaceuticals, Inc. acquired an additional $258,000 of manufacturing equipment in 2004 in order to meet demands for new private label sales. An additional $125,000 of manufacturing equipment is expected to be needed in 2005. Plant renovations costing $9,400 were finished in 2003. GFR Pharmaceuticals, Inc. is also expected to spend $20,000 for plant renovations to be completed in 2004. GFR Pharmaceuticals, Inc. acquired new software during 2004 at a cost of $20,000. Increased sales volumes will also necessitate hiring additional operations, sales and administrative personnel.

Results of Operations


                                                2004                2003
                                           ----------------  ------------------
Sales                                      $      5,859,763  $        5,042,189
Cost of Sales                                     4,207,405           3,712,178
Gross Profit                                      1,652,358           1,330,011
Gross Profit Margin                                  28.20%              26.38%
Administrative Expenses                           1,490,334             889,320
Administrative Expenses as a % of Sales              25.43%              17.64%


For the year ended December 31, 2004, sales were  approximately  $818,000 higher than 2003 and are expected to continue to grow during 2005. During 2004 and 2003, 41% and 45% of sales, respectively were to Prairie Naturals Inc., a wholesale distributor for which GFR Pharmaceuticals, Inc. manufactures private label products. GFR Pharmaceuticals, Inc. has a verbal arrangement to manufacture, on an as-ordered basis, private label products that Prairie Naturals Inc. distributes under the Prairie Naturals Inc. name. GFR Pharmaceuticals, Inc. also has an exclusive written contract to manufacture one product that Prairie Naturals Inc, distributes for a third party private label.

Operating margins in 2004 were 28.20% of sales revenue, 1.82% higher than 2003. Cost of Sales includes the cost of raw materials used in manufacturing, production labor costs and an applicable share of overhead expenses. The increase in margin in 2004 can be attributed to a decrease in machine downtime as compared to 2003. General and administrative expenses were 25.43% of sales in 2004, 7.79% higher than 2003. The increase in expense was due to increases in staffing and an increase in marketing and advertising expenditure.

GFR Pharmaceuticals, Inc. anticipates realizing economies of scale as production volumes increase. Selling and marketing expenses increased during 2004 due to GFR Pharmaceuticals, Inc.'s plan to expand marketing efforts.


Income Taxes

The effective tax rate decreased from approximately 48 percent at December 31, 2003 to approximately 7 percent at December 31, 2004. This decrease was due to utilizing the net operating loss carry forward from previous periods.


Effect of Inflation

GFR Pharmaceuticals, Inc. does not anticipate any financial impact, whether beneficial or detrimental, as a result of inflation.

Critical Accounting Policies

Our critical accounting policies are those which we believe require significant judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. A discussion of our critical accounting policies is set forth in the Notes to our Financial Statements included as part of this Report.


Principles of Consolidation

The consolidated financial statements for December 31, 2004 and the year ended include the accounts of GFR Pharmaceuticals, Inc. and the following wholly owned subsidiaries:

* GFR Pharma, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation
*        Nutritionals(USA) Direct.com, a Washington corporation
* GFR Health, Inc. (Formerly R&L Health, Inc.), a British Columbia corporation

All significant inter-company accounts and transactions have been eliminated.

Nature of Business

The Company specializes in formulating, blending, encapsulating and packing nutritional products. The Company also distributes products through its GFR Health Inc. subsidiary. The Company's operations are located in the province of British Columbia, Canada.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Inventories

Raw materials inventory is stated at a lower of weighted average cost and replacement value. Inventories of work in progress is stated at the lower of weighted average cost and net realizable value.

Depreciation

Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:


                     Asset                              Rate
------------------------------------------------  -----------------

Manufacturing equipment                                 10-20 years
Furniture and fixtures                                    5-7 years
Office equipment                                          3-5 years
Leasehold improvements                                Term of lease

Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

The Company has adopted the Financial Accounting Standards Board SFAS No., 121, "Accounting for the Impairment of Long-lived Assets." SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and (ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the used of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue recognition

Revenue is recognized from sales of products at the time of shipment to customers.

Advertising Costs

Advertising is expensed as incurred.

Foreign currency translation

The Company's functional currency is the Canadian dollar and the reporting currency is the U.S. Dollar. All elements of financial statements are translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. Stockholders' Equity is translated using the historical rate. For revenues, expenses, gains and losses the weighted average exchange rate for the period is used. Translation gains and losses are included as a separate component of stockholders' equity. Gain and losses resulting from foreign currency transactions are included in net income.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax basis of assets and liabilities.

Reclassifications

Certain reclassifications have been made in the 2003 financial statements to conform with the 2004 presentation.

Earnings (Loss) per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2004 and 2003.

Stock Compensation for Non-Employees

The Company accounts for the fair value of its stock compensation grants for non-employees in accordance with FASB Statement 123. The fair value of each grant is equal to the market price of the Company's stock on the date of grant if an active market exists or at a value determined in an arms length negotiation between the Company and the non-employee.


RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses the consolidation of business enterprises (variable interest entities), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31, 2003. For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than our first quarter of Fiscal 2004. On October 8, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, EFFECTIVE DATE OF FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. The FSP provides a limited deferral (until the end of our second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity. We will continue to evaluate FIN 46, but due to the complex nature of the analysis required by FIN 46, we have not determined the impact on our consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. We adopted this standard for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. This Statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. We adopted this standard for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations or financial position.

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS - AN AMENDMENT OF ARB NO. 43, CHAPTER 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4 previously stated that"...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs maybe so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after Jun 15, 2005. Management does not believe the adoption of ths Statement will have any immediate material impact on the Company.

On December 16, 2004, the FASB issued SFAS No. 123 ( R ), SHARE-BASED PAYMENT, which is an amendment to SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and generally requires such transactions to be accounted for using a fair-value based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2005, and have not yet determined what impact this standard will have on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 152, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time- Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 153, EXCHANGE OF NONMONETARY ASSETS. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion NO. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier applications is permitted for nonmonetary assets exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have not impact on the financial statements fo the Company.

ITEM 7. FINANCIAL STATEMENTS.

The financial statements of the Company and supplementary data are included, preceding the signature page to this report. See Item 13. for a list of the financial statements and financial statement schedules included.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements with accountants on accounting and financial disclosure.

ITEM 8A. CONTROLS AND PROCEDURES

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 10- KSB, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have concluded that GFR Pharmaceuticals, Inc.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

There were no significant changes in GFR Pharmaceuticals, Inc. internal control over financial reporting during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 8B.          OTHER INFORMATION

None

                                    PART III


ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

Business Experience Of Management


Richard Pierce, Age 44, President and CEO, Chairman of the Board of Directors.


Mr. Pierce is the President and Chief Executive Officer of GFR Pharmaceuticals, Inc. In his role he oversees all aspects of operations, administration and financing of GFR Pharmaceuticals, Inc.

Mr. Pierce has almost 16 years experience in the natural health industry. From 1997 to 1998, prior to founding GFR Nutritionals Ltd., Mr. Pierce worked as a Business Development Coordinator for Integrated Equity Management. He was involved in marketing bridge financing arrangements to private corporations. For one year spanning 1996 and 1997, Mr. Pierce worked as an Industry Consultant for Natraceuticals Inc. He specialized in the development and marketing of new sports nutrition products.

For ten years prior to joining Natraceuticals Inc, Mr. Pierce founded and acted as President and CEO of NHF (Nutrion Health and Fitness Inc.). This company researched, designed, formulated, manufactured and marketed four sports nutrition product lines throughout Canada.

In 1983, Mr. Pierce founded Natural Health Products and acted as President and CEO. Natural Health Products designed, formulated, manufactured and marketed the first sports nutrition line in Atlantic Canada.

Marc Casavant, Age 42, Chief Financial Officer

Mr. Casavant joined GFR Pharmaceuticals, Inc. as Chief Financial Officer in April 2000 through April 2001 and from October 2002 to present. During his absence he took a leave of abscence. From March 1998 to April 2000, he was Vice President of Operations for Basic Sports Nutrition, Surrey, British Columbia. During 1996 to March 1998 Mr. Casavant served as Plant Manager for Nu-Life Nutrition, Maple Ridge, British Columbia. During 1995 through 1997 he was Controller of Nutrion Health & Fitness, Maple Ridge, British Columbia. During 1993 to 1995, Mr. Casavant was Controller of Majestic Marketing Ltd., White Rock, British Columbia. From 1989 to 1993, he was the Senior Accountant for Ebco Industries, Ltd., in Richmond, British Columbia. Mr. Casavant obtained a Business Administration Diploma in 1985 from Okanagan College, Kelowna, British Columbia.

Rose Marie Pierce, Age 55, Director

Ms. Pierce has been owner operator of Sunstreams Health Foods in Calgary ALTA since 1998, and from 1995 to 1998 worked as a pharmacist at various locations for Coop Super Markets in Calgary ALTA.

AUDIT COMMITTEE FINANCIAL EXPERT

         The Company's board of directors does not have an "audit committee financial expert," within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors believes that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, the board of directors believes that there is not any audit committee member who has obtained these attributes through the experience specified in the SEC's definition of "audit committee financial expert." Further, like many small companies, it is difficult for the Company to attract and retain board members who qualify as "audit committee financial experts," and competition for these individuals is significant. The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated "audit committee financial expert."


Code of Ethics

We do not currently have a Code of Ethics applicable to our principal executive, financial and accounting officers, however; the senior financial officer Marc Casavant carries out his function under the code of ethics and rules of professional conduct as outlined by the Society of Certified General Accountants of British Columbia.



ITEM 10.          EXECUTIVE COMPENSATION.

Summary Compensation Table

For the year ended December 31, 2004 and 2003, the President and CEO received in compensation $80,000 ($96,000Canadian) and $72,000 ($96,000 Canadian) and $8,000
($9,600 Canadian) and $7,200 ($9,600 Canadian) in automobile allowance pursuant to an oral agreement.

GFR Pharmaceuticals, Inc. has not granted any options to Directors, Officers, or Key Personnel.

Compensation Of Directors

The members of GFR Pharmaceuticals, Inc.'s Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Management and Certain Beneficial Owners holding five percent or greater of the 1,079,940 shares of common stock outstanding as of December 31, 2004.


      Title of            Name and Address        Amount and Nature         % of
       Class            of Beneficial Owner    of Beneficial Ownership     Class
--------------  ----------------------------  -------------------------  -------
Common          Richard Pierce (1)                            570,000     52.78%
                President, CEO, Director

                Lucretia Schanfarber (1)                       63,333      5.86%


                All officers and Directors                    570,000     52.78%
                as a Group (3 persons)

(1) c/o Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3


ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


As at December 31, 2004 and 2003, accounts payable include approximately $253,409 ($305,003 Canadian) and $0 ($0 Canadian) owing to a major shareholder, Richard Pierce, who is also the CEO and Chairman of the Board of GFR Pharmaceuticals, Inc.

Current liabilities include a $139,159 promissory note payable to a party related to the major shareholder, which bears interest at 12% annually. These funds are repayable on demand however, the request for repayment occurring at this time is not expected. The major shareholder is Richard Pierce and the note holders are Francina and George Pierce, Richard's mother and father.

GFR Pharmaceuticals, Inc.'s operations are located in a building that is owned by a major shareholder, Richard Pierce, and his parents. The lease agreement is for a two year term ending December 31, 2005. Under the terms of the lease agreement, the monthly rent charge is approximately $50,000 ($60,000 Canadian) per year and GFR Pharmaceuticals, Inc. is responsible for paying the property taxes, utility charges, and any costs of repair and maintenance. Any repairs and maintenance expenses paid for by the landlords are required to be reimbursed by GFR Pharmaceuticals, Inc. at cost plus 15%. All other terms are consistent with those standard to lease agreements.

GFR Pharmaceuticals, Inc. has also entered into a lease agreement for certain manufacturing equipment with the Company's major shareholder and other parties. The rental charges are approximately $36,276 ($43,531 Canadian) per year. The equipment leased from major shareholder Richard Pierce expires June 30, 2005, at which time the equipment will be owned by GFR Pharmaceuticals, Inc.

Richard Pierce, CEO of GFR Pharmaceuticals, Inc. and Lucretia Schanfarber, former Vice President of Sales, hold contracts with GFR Health, Inc that licenses their names and images to GFR Health for use on certain products. Each are paid a quarterly bonus of 10% of GFR Health, Inc. profits before income taxes, depreciation, and amortization are deducted as expenses. As of December 31,2004 and 2003, $59,783 and $105,192 in bonuses have been paid and $15,486 and
$30,743 have been accrued.

As of April 1, 2004, Ms. Schanfarber is no longer being paid this licence fee as her name and image has been removed from all products.

ITEM 13.          EXHIBITS AND REPORTS ON FORM 8-K.

The following documents are filed as part of this report under Part II, Item 8:

Exhibits as required by Item 601 of Regulation S-B

Exhibit Number             Description

         3.1      Articles of Incorporation as amended (1)

         3.2      Bylaws (1)

         31.1 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         31.2 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         32.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         32.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


(1) Incorporated by reference to GFR Pharmaceuticals, Inc.'s report on Form 10SB12G dated November 5, 1999

(b) Reports of Form 8-K

         On November 2, 2003, the Company filed a Current Report, to announce the removal of Mr. Lucretia Schanfarber as member of the board of directors under Item 6.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES
         The following is a summary of the fees billed to us by Robison, Hill & Company for professional services rendered for the years ended December 31, 2003 and 2002:


Service                                    2004                2003
--------------------------------    ------------------   -----------------
Audit Fees                          $           12,600   $          14,550
Audit Related Services                               -                   -
Tax Fees                                           300                 300
All Other Fees                                       -                   -
                                    ------------------   -----------------
Total                               $           12,900   $          14,850
                                    ==================   =================


AUDIT FEES. Consists of fees billed for professional services rendered for the audits of our financial statements, reviews of our interim consolidated financial statements included in quarterly reports, services performed in connection with filings with the Securities & Exchange Commission and related comfort letters and other services that are normally provided by Robison, Hill & Company in connection with statutory and regulatory filings or engagements.

TAX FEES. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and local tax compliance and consultation in connection with various transactions and acquisitions.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors The Audit Committee is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services as allowed by law or regulation. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specifically approved amount. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval and the fees incurred to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee pre-approved 100% of the Company's 2003 audit fees, audit-related fees, tax fees, and all other fees to the extent the services occurred after May 6, 2003, the effective date of the Securities and Exchange Commission's final pre-approval rules.

                            GFR PHARMACEUTICALS, INC.
                                AND SUBSIDIARIES
                       (FORMERLY LAREDO INVESTMENT CORP.)
                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 2004 AND 2003

                                    CONTENTS


                                                                       Page

Independent Auditor's Report............................................F - 1

Consolidated Balance Sheets
  December 31, 2004 and 2003............................................F - 2

Consolidated Statements of Operations for the
  Years Ended December 31, 2004 and 2003................................F - 4

Consolidated Statement of Stockholders' Equity for the
  Years Ended December 31, 2004 and 2003................................F - 5

Consolidated Statements of Cash Flows for the
  Years Ended December 31, 2004 and 2003................................F - 6

Notes to Consolidated Financial Statements..............................F - 7

                          INDEPENDENT AUDITOR'S REPORT


GFR Pharmaceuticals, Inc. and Subsidiaries
(Formerly Laredo Investment Corp.)


         We have audited the accompanying consolidated balance sheets of GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholders' equity for the two years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the two years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

                                                  Respectfully Submitted,



                                                   /s/ Robison, Hill & Co.
                                                  Certified Public Accountants


Salt Lake City, Utah
September 29, 2005

                   GFR PHARMACEUTICALS, INC, AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                           CONSOLIDATED BALANCE SHEETS


                                           December 31,        December 31,
                                               2004                2003
                                        ------------------  ------------------

                                            (Restated)
ASSETS
Current Assets:
Cash and Cash Equivalents               $                -  $                -
Accounts Receivable                              1,537,168             735,323
Inventory                                        1,502,719           1,030,190
Prepaid expense                                          -               4,518
                                        ------------------  ------------------

     Total Current Assets                        3,039,887           1,770,031
                                        ------------------  ------------------

Fixed Assets:
Manufacturing Equipment                            615,409             356,990
Office Equipment                                   262,320             222,503
Furniture & Fixtures                                 4,939               3,525
Leasehold improvements                              67,682              51,443
Property Held Under Capital Lease                  432,928             432,928
                                        ------------------  ------------------
                                                 1,383,278           1,067,389
Less Accumulated Depreciation                     (415,199)           (244,503)
                                        ------------------  ------------------
                                                   968,079             822,886
                                        ------------------  ------------------

     TOTAL ASSETS                       $        4,007,966  $        2,592,917
                                        ==================  ==================

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)


                                                           December 31,        December 31,
                                                               2004                2003
                                                        ------------------  ------------------

                                                            (Restated)
LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities                $        1,093,235  $          881,250
Bank Overdraft                                                      24,306              54,463
Bank Line                                                          643,902              30,800
Related Party Loans                                                139,159             114,416
Shareholder Payables                                               253,409                   -
Current Portion of Obligations Under Capital Leases                 57,721              62,333
Current Portion Long-Term Debt                                      34,468              24,275
                                                        ------------------  ------------------

     Total Current Liabilities                                   2,246,200           1,167,537

Long-Term Debt                                                      29,653              32,180
Lease Obligations                                                  114,636             159,737
Deferred Tax Liability                                             169,986             157,540
                                                        ------------------  ------------------

     Total Liabilities                                           2,560,475           1,516,994
                                                        ------------------  ------------------

STOCKHOLDERS EQUITY
Common Stock - $0.001 par value, 100,000,000
   shares authorized, 1,079,940 shares issued and
   outstanding at December 31, 2004 and 2003                         1,080               1,080
Additional Paid-in Capital                                         698,961             698,961
Currency Translation Adjustment                                    353,914              85,427
Retained Earnings (Deficit)                                        393,536             290,455
                                                        ------------------  ------------------

     Total Stockholders' Equity                                  1,447,491           1,075,923
                                                        ------------------  ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $        4,007,966  $        2,592,917
                                                        ==================  ==================




   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                       For The Year Ended
                                                          December 31,
                                             --------------------------------------
                                                    2004                2003
                                             ------------------  ------------------

                                                 (Restated)
REVENUES
Sales                                        $        5,859,763  $        5,042,189
Cost of Sales                                         4,207,405           3,712,178
                                             ------------------  ------------------
Gross Margin                                          1,652,358           1,330,011
                                             ------------------  ------------------

EXPENSES
   Selling & Marketing                                  378,396             113,487
   General & Administrative                             276,934             291,879
   Consulting                                            75,539             100,532
   Depreciation Expense                                 170,696              95,356
   Salaries & Wages                                     588,769             288,066
                                             ------------------  ------------------
                                                      1,490,334             889,320
                                             ------------------  ------------------

Net Income from Operations                              162,024             440,691

Other Income (Expense)
   Interest, Net                                        (64,114)            (45,863)
   Currency Exchange, Net                                34,419               1,483
                                             ------------------  ------------------

Net Income (Loss) Before Income Taxes                   132,329             396,311
Income Tax (Expense) Benefit                            (29,248)           (191,514)
                                             ------------------  ------------------

NET INCOME (LOSS)                            $          103,081  $          204,797
                                             ==================  ==================

Basic Earnings (Loss) Per Share              $             0.10  $             0.19
                                             ==================  ==================

Weighted Average Shares Outstanding                   1,079,940           1,079,940
                                             ==================  ==================





   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                                   Cumulative          Retained
                                                Common Stock      Paid-In          Translation        Earnings /
                                             Shares   Par Value   Capital          Adjustment         (Deficit)           Total
                                         ------------ --------- ----------- -----------------  ---------------- ------------------

Balance at December 31, 2001               32,300,000 $  32,300 $   648,050 $          (4,683) $         85,658 $          761,325

February 28, 2003, Shares Issued
to retire note payable.                        98,460        98      19,593                 -                 -             19,691

Net Income                                          -         -           -                 -           204,797            204,797
Currency Translation                                -         -           -            90,110                 -             90,110
                                         ------------ --------- ----------- -----------------  ---------------- ------------------
Total Comprehensive Income                          -         -           -            90,110           204,797            294,907
                                         ------------ --------- ----------- -----------------  ---------------- ------------------

Balance at December 31, 2003               32,398,460    32,398     667,643            85,427           290,455          1,075,923

Retroactive Adjustment for 1:30
Reverse Stock Split August 9, 2004        (31,318,520)  (31,318)     31,318                 -                 -                  -
                                         ------------ --------- ----------- -----------------  ---------------- ------------------

Restated Balance at December 31, 2003       1,079,940     1,080     698,961            85,427           290,455          1,075,923

Net Income                                          -         -           -                 -           103,081            103,081
Currency Translation                                -         -           -           268,487                 -            268,487
                                         ------------ --------- ----------- -----------------  ---------------- ------------------
Total Comprehensive Income                          -         -           -           268,487           103,081            371,568
                                         ------------ --------- ----------- -----------------  ---------------- ------------------

Balance at December 31, 2004 (Restated)     1,079,940 $   1,080 $   698,961 $         353,914  $        393,536 $        1,447,491
                                         ============ ========= =========== =================  ================ ==================


   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       For The Year Ended
                                                                                          December 31,
                                                                              -------------------------------------
                                                                                     2004               2003
                                                                              ------------------ ------------------
                                                                                  (Restated)
Cash Flows From Operating Activities
   Net income (loss) for the period                                           $          103,081 $          204,797
Adjustments to reconcile net loss to net cash
   Provided by operating activities
     Currency Translation Adjustment                                                     268,487             90,110
     Depreciation and Amortization                                                       170,696             95,356
     Decrease (Increase) in Receivables                                                 (801,830)           (52,336)
     Decrease (Increase) in Inventory                                                   (472,545)          (465,814)
     Decrease (Increase) in Prepaid Expense                                                4,518             20,652
     Increase in Accounts Payable & Accrued Liabilities                                  211,984            265,753
     Increase (Decrease) in Bank Overdraft                                               (30,157)           (26,813)
     Increase in Deferred Tax Liability                                                   12,446             73,596
                                                                              ------------------ ------------------
Net Cash Provided by (Used in) Operating Activities                                     (533,320)           205,301
                                                                              ------------------ ------------------

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                                   (315,889)          (252,221)
                                                                              ------------------ ------------------
Net Cash Used by Investing Activities                                                   (315,889)          (252,221)
                                                                              ------------------ ------------------

Cash Flows From Financing Activities
   Proceeds/Payments on Bank Line                                                        613,102             30,800
   Proceeds (Payments) Shareholder Payables                                              253,409            (26,658)
   Proceeds (Payments) Long-term Debt/Capital Lease Obligations                          (17,302)            42,778
                                                                              ------------------ ------------------
Net Cash Provided by (Used in) Financing Activities                                      849,209             46,920
                                                                              ------------------ ------------------

Increase (Decrease) in Cash                                                                    -                  -
Cash at beginning of period                                                                    -                  -
                                                                              ------------------ ------------------
Cash at End of Period                                                         $                - $                -
                                                                              ================== ==================


Supplemental Disclosure of Interest and Income Taxes Paid
   Interest paid during the period                                            $           64,114 $           29,058
                                                                              ================== ==================
   Income taxes paid during the period                                        $          138,527 $           28,651
                                                                              ================== ==================

Supplemental Disclosure of Non-cash Investing and Financing Activities:
   Equipment acquired through Capital Lease                                   $           23,220 $           73,140
                                                                              ================== ==================
   Stock issued as payment on short-term notes payable                        $                - $           19,691
                                                                              ================== ==================


   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.


Restatment of previously issued financial statements of the year ended December 31, 2004

         We have restated our balance sheet at December 31, 2004, and statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. The restatement impacts the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement on the net income is 311,182, net of tax for the year ended December 31, 2004.


Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Nevada on December 18, 1996. The Company ceased all operating activities during the period from December 18, 1996 to July 9, 1999 and was considered dormant. On July 9, 1999, the Company obtained a Certificate of renewal from the State of Nevada. From July 9, 1999 to January 21, 2000, the Company was in the development stage.

         On January 21, 2000, Laredo entered into an Acquisition Agreement with GFR Pharm, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation, (GFR), Richard Pierce and Lucretia Schanfarber (the GFR Majority Shareholders) to acquire their shares representing 100% of the outstanding common stock of GFR in exchange for 19,000,000 newly issued shares of Laredo's restricted common stock. The transaction was recorded as a reverse acquisition. GFR was incorporated in March 1997 as Helm Developments Ltd. In June 1998, the Company formally changed its name to GFR Nutritionals Ltd. GFR was 100% owned by the President and CEO, Richard Pierce from inception until January 17, 2000, when a 10% interest was acquired by Lucretia Schanfarber. Business operations began in October 1998 after acquiring manufacturing equipment and arranging to manufacture nutritional supplements under a private label contract.

         On June 21, 2000, the Company entered into an Acquisition Agreement with Nutritionals (USA) Direct.Com, a Washington corporation, (NDC), to acquire 100% of the outstanding common stock of NDC in exchange for $1,000. The transaction has been recorded as a purchase. NDC operations were wound down in October 2002 and the company became dormant.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

         On November 1, 2000, the Company entered into an Acquisition Agreement with GFR Health, Inc. (Formerly R&L Health, Inc., a British Columbia corporation, R&L), to acquire 100% of the outstanding common stock of R&L in exchange for $0.01. The transaction was recorded as a purchase.

         On April 5, 2004, GFR Nutritionals, Ltd. and R&L Health, Inc. changed its name to GFR Pharma, Inc. and GFR Health, Inc., respectively.

         On August 9, 2004, Laredo Investment Corp. changed its name to GFR Pharmaceuticals, Inc.

Principles of Consolidation

         The consolidated financial statements for December 31, 2004 and the year ended include the accounts of GFR Pharmaceuticals, Inc. and the following wholly owned subsidiaries:

* GFR Pharma, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation
*        Nutritionals(USA) Direct.com, a Washington corporation
* GFR Health, Inc. (Formerly R&L Health, Inc.), a British Columbia corporation

         All significant inter-company accounts and transactions have been eliminated.

Nature of Business

                  The Company specializes in formulating, blending, encapsulating and packing nutritional products. The Company also distributes products through its GFR Health Inc. subsidiary. The Company's operations are located in the province of British Columbia, Canada.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Inventories

         Raw materials inventory is stated at a lower of weighted average cost and replacement value. Inventories of work in progress is stated at the lower of weighted average cost and net realizable value.

Depreciation

         Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:


                     Asset                              Rate
------------------------------------------------  -----------------

Manufacturing equipment                                 10-20 years
Furniture and fixtures                                    5-7 years
Office equipment                                          3-5 years
Leasehold improvements                                Term of lease

         Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

         The Company has adopted the Financial Accounting Standards Board SFAS No., 121, "Accounting for the Impairment of Long-lived Assets." SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and
(ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the used of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue recognition

         Revenue is recognized from sales of products at the time of shipment to customers.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Advertising Costs

         Advertising is expensed as incurred.

Foreign currency translation

         The Company's functional currency is the Canadian dollar and the reporting currency is the U.S. Dollar. All elements of financial statements are translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. Stockholders' Equity is translated using the historical rate. For revenues, expenses, gains and losses the weighted average exchange rate for the period is used. Translation gains and losses are included as a separate component of stockholders' equity. Gain and losses resulting from foreign currency transactions are included in net income.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax basis of assets and liabilities.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Reclassifications

         Certain   reclassifications  have  been  made  in  the  2003  financial statements to conform with the 2004 presentation.

Earnings (Loss) per Share

         Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2004 and 2003.

Stock Compensation for Non-Employees

         The Company accounts for the fair value of its stock compensation grants for non-employees in accordance with FASB Statement 123. The fair value of each grant is equal to the market price of the Company's stock on the date of grant if an active market exists or at a value determined in an arms length negotiation between the Company and the non-employee.

NOTE 2 - ACCOUNTS RECEIVABLE

         As of December 31, 2004 and 2003, accounts receivable consisted of the following:



                                               2004               2003
                                        ------------------  -----------------

Accounts Receivable                     $        1,630,830  $         817,480
Less: Allowance for Doubtful Accounts              (93,662)           (82,157)
                                        ------------------  -----------------

Total Accounts Receivable               $        1,537,168  $         735,323
                                        ==================  =================

         The allowance for doubtful accounts is based on management estimate of 75% of receivables over 120 days outstanding.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 3 - INVENTORY

         Inventory is valued at lower of cost or market. As of December 31, 2004 and, 2003, inventory consists of the following:


                                     2004                2003
                              ------------------  ------------------
Raw materials                 $          937,864  $          861,276
Work in process                          229,032             168,914
Finished Goods                           335,823                   -
                              ------------------  ------------------

Total Inventory               $        1,502,719  $        1,030,190
                              ==================  ==================

NOTE 4 - INCOME TAXES

         The provision for income taxes consists of Canadian federal and provincial and territorial income tax. The provision consists of the following:


Current:                               2004                 2003
                                 -----------------   ------------------

   Canadian Income Tax           $          16,802   $          117,918
   Deferred Tax Liability                   12,446               73,596
                                 -----------------   ------------------

   Income tax expense            $          29,248   $          191,514
                                 =================   ==================

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The Company had deferred tax liability of $169,986 and $157,540 as of December 31, 2004 and 2003. The deferred tax liability is the result of excess depreciation for income tax purposes over the amount for financial reporting purposes.

         The difference between the effective income tax rate and the federal statutory income tax rate on the income (loss) from continuing operations are presented below:


                                                            2004                2003
                                                     ------------------  ------------------

Expense at the federal statutory rate of 37.62%      $          166,849  $          149,092
Deferred Tax Liability                                           12,446              73,596
Benefits from Net Operating Loss and Other                     (150,047)            (31,174)
                                                     ------------------  ------------------

Effective Tax Expense                                $           29,248  $          191,514
                                                     ==================  ==================

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)


NOTE 5 - RELATED PARTY TRANSACTIONS

         As at December 31, 2004 and 2003, shareholder payables include approximately $253,409 ($305,000 Canadian) owing to a major shareholder.

         Richard Pierce, CEO of GFR Pharmaceuticals, Inc. and Lucretia Schanfarber, former Vice President of Sales, hold contracts with R&L Health Inc. that licenses their names and images to R&L for use on certain products. He is paid a quarterly bonus of 10% of R&L Health Inc. profits before income taxes, depreciation, and amortization are deducted as expenses. As of December 31, 2004 and 2003, $59,783 and $105,192 in bonuses have been paid and $15,846 and $30,743 have been accrued.

         As of April 1, 2004, Lucretia Schanfarber is no longer being paid this licence fee as her name and image has been removed from all products.

NOTE 6 - SHORT-TERM OBLIGATIONS


                                                         December 31,        December 31,
                                                             2004                2003
                                                      ------------------  ------------------
Promissory note, repayable to related parties upon
   demand, including interest at 12%                  $          139,159  $          114,416
                                                      ------------------  ------------------

Total                                                 $          139,159  $          114,416
                                                      ==================  ==================

         The Company has a line of credit with a bank with a total amount owing of $643,902 and $30,800 as of December 31, 2004 and 2003, respectively. This line carries an interest rate of prime plus 1.5 and a total available credit of $706,350 ($850,000 Canadian) at December 31, 2004 and $192,500 ($250,000
Canadian) as of December 31, 2003. The line is secured by certain manufacturing equipment of the Company.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 7 - LONG-TERM DEBT


                                                                                December 31,        December 31,
                                                                                    2004                2003
                                                                             ------------------  ------------------
TDBank Small  Business  loan,  repayable in monthly  instalments  $2,515 ($3,973
  Canadian),  including interest at 10.15%, maturing September 15, 2005, secured by certain
  manufacturing equipment of the Company                                     $           26,959  $           56,455

Business Development Bank of Canada Loan, repayable in
  monthly installment $657 ($830 Canadian), including interest
  at prime plus 1%, maturing August 23, 2009                                             37,162                   -

Less current portion of long-term debt                                                  (34,468)            (24,275)
                                                                             ------------------  ------------------

                                                                             $           29,653  $           32,180
                                                                             ==================  ==================

         Principal payments due on long-term debt for each of the five years subsequent to December 31, 2004 and thereafter are as follows:


       Year ending:                Amount
---------------------------  ------------------
           2005              $           34,468
           2006                           7,936
           2007                           8,468
           2008                           9,035
           2009                           4,214
                             ------------------
        Thereafter
           Total             $           64,121
                             ==================


NOTE 8 - ECONOMIC DEPENDENCE


         The Company sells a substantial portion of its product to one customer Prairie Naturals, Inc. During 2004 and 2003, sales to that customer aggregated 41% and 45%, respectively. As of December 31, 2004 and 2003, amounts due from that customer included in accounts receivable were 17% and 68%, respectively. Future operations of the Company depend on continuation of the manufacturing arrangement with that customer.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 9 - COMMITMENTS

         The Company has entered into a lease agreements for its manufacturing and office facilities and certain manufacturing equipment with the Company's major shareholder and other parties. The rental charges are approximately $86,250 ($115,000 Canadian) per year for real property and $81,675 ($108,900 Canadian) per year for equipment. The real property lease expires December 31, 2004, and the equipment lease expires June 2005 through December 2008.

         The assets and liabilities under capital leases are recorded at the fair value of the asset. The assets are depreciated over the lower of their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 2004 and 2003.

         Following is a summary of property held under capital leases:


                                             2004                2003
                                      ------------------  ------------------
Manufacturing Equipment               $          432,928  $          432,928
Less: Accumulated Depreciation                   (57,640)            (34,339)
                                      ------------------  ------------------

Net Assets Held Under Capital Lease   $          375,288  $          398,589
                                      ==================  ==================

         The minimum future lease payments under these leases for the next five years are:


    Ending December 31:                           Real Property     Equipment
----------------------------                      --------------  -------------
      2005                                                     -  $      67,097
      2006                                                     -         50,338
      2007                                                     -         50,338
      2008                                                     -         19,508
      2009                                                     -              -
                                                  --------------  -------------
      Net Minimum Lease Payments                               -        187,281
      Less: Amount Representing Interest                       -        (97,404)
                                                  --------------  -------------
      Present Value of Net Minimum Lease Payment  $            -  $      89,877
                                                  ==============  =============

         The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 9 - COMMITMENTS (Continued)

         During 2002, the Company entered into a lease agreement for warehouse spaces. The lease is month to month with a six month notice of termination clause. Under the terms of the lease agreement, the monthly rent charge is approximately $4,600 ($5,500 Canadian).

NOTE 10 - STOCK INCENTIVE PLAN

         The Board of Directors has authorized and the Company has established the 2000 Incentive and Non-qualified Stock Option Plan. Under the plan the Company is authorized to issued up to 6,000,000 shares of the Company's common stock with such exercise price and vesting periods as the Board of Directors deems to be in the best interest of the Company. As of December 31, 2004, no options have been granted.

NOTE 11 - COMMON STOCK TRANSACTIONS

         On August 9, 2004, the Company changed its name from Laredo Investment Corp. to GFR Pharmaceuticals, Inc. In addition, a retroactive 30:1 reverse stock split was approved by shareholders. All references to stock in the accompanying financial statements reflect this stock split.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFR Pharmaceuticals, Inc.



Dated: September 30, 2005




/s/ RICHARD PIERCE

Richard Pierce, President and C.E.O.
(Principal Executive Officer)


/s/ MARC CASAVANT

Marc Casavant, Chief Financial Officer
(Principal Accounting Officer)


/s/ ROSEMARIE PIERCE
RoseMarie Pierce, Director

                                  EXHIBIT 31.1
                           SECTION 302 CERTIFICATIONS
I, Richard Pierce, certify that:

         1.  I  have   reviewed  this  annual  report  on  form  10-KSB  of  GFR
         Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: September 30, 2005


By: /s/ Richard Pierce

Richard Pierce, CEO, Director
(Principal Executive Officer)

                                  EXHIBIT 31.2
                           SECTION 302 CERTIFICATIONS
I, Marc Casavant, certify that:

         1.  I  have   reviewed  this  annual  report  on  form  10-KSB  of  GFR
         Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: September 30, 2005




By: /s/ Marc Casavant

Marc Casavant, CFO, Director
(Principal Accounting Officer)

                                  EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of GFR Pharmaceuticals, Inc. on Form 10-KSB for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard Pierce, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Richard Pierce

Richard Pierce, CEO, Director
(Principal Executive Officer)

Date: September 30, 2005


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-KSB soley pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-KSB or as a separate disclosure document.

                                  EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of GFR Pharmaceuticals, Inc. on Form 10-KSB for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Casavant, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Marc Casavant

Marc Casavant, CFO, Director
(Principal Accounting Officer)

Date: September 30, 2005


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-KSB soley pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-KSB or as a separate disclosure document.

Exhibit 10-1

                                INDUSTRIAL LEASE

                                  LEASE SUMMARY

         THIS LEASE SUMMARY is attached to and forms part of the Indenture of Lease August 1, 2002.

         BETWEEN:

                           648504 B.C. LTD. (Inc. No. 648504), a body corporate under the laws of the Province of British Columbia, having its registered and records office at 7984 River Road, Delta, British Columbia,

                           (the "Landlord")

         AND:

                           GFR NUTRITIONALS LTD., a body corporate under the laws of the Province of British Columbia, having its registered and records office at 1450 - 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and having a place of business situate at 11405- 201A Street, Maple Ridge, British Columbia, V2X 0Y3

                           (the "Tenant")

         ARTICLE OR CLAUSE

         Schedule A                 Civic Address of the Premises:
                                    11450 - 201A Street, Maple Ridge, B,C.

1.1      Area of the Premises:
                                    5,343 square feet (situate on west side of building). In addition 1,200 square feet of loading dock area common space (loading dock area), that space to be kept clear by all parties at all times

         1.1 and 3                  Term:

                                    Month to month  tenancy  but  subject to six
                                    (6) months' written Notice of termination

1.1      Commencement Date:
                                    November 15, 2002

1.1      Expiry Date:
                                    Upon six (6) months' written notice of termination

         4.1(a)
                                    Annual Basic Rent  Commencing:  November 15,
                                    2002 payable as follows:

(a) 5,343 square feet at $5.50 per foot = $29,386 + GST per annum = $2,448.88 + GST per month (presently $2,620.30per month)

(b) 1,200 square feet loading dock area x $5.50 per foot x .25% = $1,650.00 + GST per annum or $137.50 + GST per month (presently $147.12 per month)

         4.1(b)
                                    Additional Rent commences  November 15, 2002
                                    and  Tenant  shall on a  monthly  basis  pay
                                    5,343  x   96(cent)   per   annum   totaling
                                    $5,129.98  per annum being paid monthly at a
                                    cost of $427.50 + GST per month,  (presently
                                    $29.93  per  month)   being  the   estimated
                                    monthly cost of municipal land taxes, they being one of the items of additional rent payable hereunder

7.1      Use of Premises:
                                    Shall  be  for  storage  of  inventory   and
                                    equipment utilized by Tenant in the normal operation of its business

16.4     Landlord's Address for Rent Payments and Notices:
                                    c/o  7984   River   Road,   Delta,   British
                                    Columbia, V4G 1E3

16.4     Tenant's Address for Notices:
                                    11405 - 201A Street,  Maple  Ridge,  British
                                    Columbia, V2X 0Y3 or its registered office

16.19 Deposit: $6,449.70 (which amount includes GST) to be applied against the first and last months' basic rent

         Schedule B                   Renewal option:
                                      None

         Schedules:

         Schedule A-Legal Description of Lands

         The articles, clauses, or Schedules of this Lease identified above in the margin are those articles, clauses, or Schedules where references to particular Lease information initially appears. Each such references shall Incorporate the applicable information from this Lease Summary.


         648504 B.C. LTD.

          /s/
         ----------------------------------------
         Authorized Signatory


         GFR NUTRITIONALS LTD.

          /s/
         ----------------------------------------
         Authorized Signatory

Exhibit 10-2

GFR Nutritionals Ltd.                                 11405 - 201A Street
                                                      Maple Ridge, B.C.  V2X 0Y3
                                                      PH:604-460-8440
                                                      FAX:604-465-8050

February 26, 2003


648504 B.C. LTD.
7984 River Road
Delta, B.C.  V4G 1E3

Dear Sir or Madam:

Subject: Amend lease agreement.

GFR NUTRITIONALS LTD. requests that the lease agreement it has with 648504 B.C. LTD. be amended to add and additional 4,667 square feet of warehouse space at the building located at 11450 - 201A STREET, MAPLE RIDGE, B.C.. The original lease will be changed as follows;

Section 4.1(a) should now read:

(a) 10,010 square feet at $5.50 per foot = $55,055.00 + GST per annum = $4,587.92 + GST per month ($4,909.07).

Section 4.1(b) should now read:

         Additional Rent commences March 1, 2003 and Tenant shall on a monthly basis pay 10,010 x $0.96 per annum totaling $9,609.60 per annum being paid monthly at a cost of $800.80 + GST per month, (presently $856.86 per month) being the estimated monthly cost of municipal land taxes, they being one of the items of additional rent payable hereunder.

Section 16.19 should read:

         Deposit: $9,818.14 (which amount includes GST) to be applied against the first and last months' basic rent.

GFR will take possession of the additional space March 1, 2003 and pay 1/2 months lease cost of the additional space (calculated below) and an additional $1,895.31 deposit. The due date for the lease payments will then be on the 15th of each month.

Additional      Price   Per Annum       Per Annum       Month          1/2 Month
  Space       Squ Foot                  plus GST       plus GST         plus GST
    4667        $5.50   $25,668.50      $27,465.30      $2,288.77      $1,144.39
    4667        $0.96    $4,480.32       $4,793.94       $399.50         $199.75
                                                                       ---------
                                                                       $1,344.13
                                                                       =========

If you are in agreement please sign and date this letter below.


/s/                                /s/
------------------------------    -------------------------------------

Date:_________________________    Date:_________________________________
RICHARD PIERCE                             AUTHORIZED SIGNATORY
GFR NUTRITIONALS LTD.                      648504 B.C. LTD.
PRESIDENT AND CEO

Exhibit 10-3

THIS LEASE made as of the 1st day of January, 2004.



BETWEEN:          RICHARD BRUCE PIERCE
                  3313 Rakana Place, Coquitlam, B.C., V3C 1X1

                 (hereinafter together called "Landlord")

                                                               OF THE FIRST PART


AND:              GFR NUTRITIONALS LTD., of 11405-201A Street, Maple Ridge, B.C.
                  V2X OY3.

                  (hereinafter together called "Tenant")

                                                              OF THE SECOND PART


IN CONSIDERATION OF the rents, covenants and agreements hereinafter reserved and contained on the part of the Tenant to be paid, observed and performed, the Landlord hereby demises and leases unto the Tenant the premises hereinafter described all upon the terms, conditions and covenants as hereinafter set forth.


                    ARTICLE 1 - CONSTRUCTION AND DEFINITIONS

Schedules

1.1 All schedules referred to herein and attached hereto shall form a part of this Lease.

Covenants

1.2 All of the provisions of this Lease are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate paragraph hereof.

Definitions

1.3 In this Lease, unless otherwise defined or unless the context otherwise requires, words, terms, phrases and expressions shall have attributed to them the meanings hereinafter set forth:

         (a)      "Building" means the building located upon the Lands;

         (b) "Business Day" means Monday to Friday, inclusive, in each calendar week, save and except any such day which is a statutory holiday;

         (c)      "Commencement Date" means the 1st day of January, 2000;

         (d) "Hazardous Substance" means any substance or material defined or designated as hazardous or toxic waste, hazardous or toxic material, a hazardous or toxic substance, or other similar term, by any federal, provincial or local environmental statute, regulation or ordinance presently in effect or which may be promulgated in the future, as such statutes, regulations and/or ordinances may be supplemented or amended from time to time.

         (e) "Interest Rate" means the rate of 12% per annum, calculated monthly, not in advance;

         (f) "Lands" means Lot 26, DL280 Gp1 NWD Plan 86659, municipally described as 11405-201A Street, Maple Ridge, B.C. V2X OY3.

         (g) "Premises" means the Lands including the yard area (if any) and the Building located on the Lands;

         (h) "Rent" includes all amounts payable by the Tenant pursuant to this Lease including without limitation Taxes and Utility Charges;

         (i)      (Intentionally deleted)

         (j) "Taxes" means the aggregate of all taxes, rates, charges and licences assessed or levied upon or in respect of the Lands and Building or any part thereof including without limitation all local improvement charges or in respect of any business conducted therein by any taxing authority at any time including corporation capital taxes or any substitute therefore but not including income or profits taxes upon the income of the Landlord to the extent such taxes are not levied in lieu of any of those included above;

         (k)      "Term"  means the term of this  Lease as set forth in  Article
                  3.1 and renewals thereof, if any; and

         (l) "Utility Charges" means all charges and rates for telephone, electricity, gas, water and sewer and any other utilities provided or supplied to the Premises.


                            ARTICLE 2 - THE PREMISES

The Premises

2.1      The Premises are more particularly described in Article 1.3(g).


                          ARTICLE 3 - TERM OF THE LEASE

The Term

3.1 Subject to any renewal of the Term as provided in Article 10.4, to have and to hold the Premises for a term of two (2) years to be computed from the Commencement Date.


                           ARTICLE 4 - PERMITTED USES

Permitted Uses

4.1 The Tenant shall use the Premises for the purposes of carrying on the business of manufacturing, packaging and wholesale sale of health supplements and for no other purpose without the prior written consent of the Landlord, and shall not, subject to Article 12.1, permit any part of the Premises to be used or occupied by any persons other than the Tenant, its agents, and employees.


                                ARTICLE 5 - RENT

Rent

5.1 Yielding and paying therefor unto the Landlord 1006 - 9623 Manchester Drive, Burnaby, B.C. or such other places as the Landlord may direct in writing, during the Term in lawful money of Canada the basic rent as follows:

                                       4

---------------------------------------- ------------------------------------- -------------------------------------

Lease Year                               Yearly Basic Rent                     Monthly Basic Rent
---------------------------------------- ------------------------------------- -------------------------------------

               Year 1                                   $60,000                               $5,000
---------------------------------------- ------------------------------------- -------------------------------------

               Year 2                                   $60,000                               $5,000
---------------------------------------- ------------------------------------- -------------------------------------

payable in advance on the first day of each and every month during the Term.

5.2 DEPOSIT AND SECURITY - The Tenant has paid, and the Landlord hereby acknowledges receipt of a deposit ("Deposit") in the sum of $5,350. The Deposit will be held by the Landlord without liability for the payment of interest thereon on account of the payment of basic rent for the last month of the Term (including GST) or as security for the performance of the obligations of the Tenant under this Lease. Notwithstanding the foregoing, if at any time base rent or any other amount payable by the Tenant under this Lease is overdue and unpaid or the Tenant fails to perform any of its obligations under this Lease, the Landlord may apply the whole or any part of the Deposit on account of the payment of such base rent or other amount or to partly or wholly compensate the Landlord for any loss or expense incurred by the Landlord and any such application will be without prejudice to the right of the Landlord to pursue any other remedies it may have at law, in equity or under this Lease. If the basic rent is increased during any renewal, the Tenant shall increase the Deposit by the same amount plus GST. If the Landlord applies the Deposit for any purpose other than payment of basic rent for the last month of the Term (or any renewal as the case may be), the Tenant shall forthwith pay to the Landlord the amount so applied so that at all times during the Term or any renewal, the Deposit will be the amount stated above.

                         ARTICLE 6 - TENANT'S COVENANTS

The Tenant covenants with the Landlord as follows:

Rent and Taxes

6.1      (a)      To pay Rent as provided in Article 5.1.

         (b) To pay, from and after the Commencement Date, Taxes, as invoiced to the Tenant by the Landlord. The Landlord will provide a copy of the tax invoice or statement at the time request is made to the Tenant for payment. The Taxes shall be paid by the Tenant to the Landlord forthwith after invoice by the Landlord, and if not so paid they shall be added to the Rent due on the next succeeding payment date, and such amount, in addition to the regular payment then due, shall constitute Rent hereunder. The Landlord acting reasonably may estimate the Tenant's obligations for Taxes and require the Tenant to pay such estimated amount of Taxes on a monthly basis with basic rent instead of annually or semi-annually and if the Landlord does so, any adjustment in payment to the Landlord for Taxes paid by the Landlord for the calendar year shall be made in July of each calendar year. The Landlord agrees to pay real property taxes to the appropriate municipal authorities when due and provide the Tenant with proof of payment on request.

Utility Charges

6.2 To pay, when due, commencing on the Commencement Date, the Utility Charges which are separately metered for the Premises and which are billed directly by the supplier thereof to the Tenant or which are billed to the Landlord and are allocated in a reasonable manner by the Landlord to the Tenant. If the Landlord is billed for such Utility Charges, the Tenant agrees forthwith on receipt of a copy of such invoice to pay it and provide evidence thereof to the Landlord.

Repair and Maintenance

6.3 To permit the Landlord, its agents or employees, to enter and review the state of repair; to repair, subject to Article 9, according to notice in writing and at the expiry of earlier termination of this Lease to leave the Premises in good order and repair; all the repairs are subject to the prior written approval of the Landlord. Throughout the Term, the Tenant shall be responsible for and pay all costs for general repair and maintenance of the Lands and Buildings, including, without limitation, maintaining and painting the interior and the exterior of the Building, maintaining and repairing all parking areas and their surfaces, maintaining, repairing and replacing, if necessary, the roof and roof membrane, boilers and all other mechanical and electrical systems, landscaping, snow and ice removal, and all other repairs, maintenance and replacements as would be done by a prudent owner of lands and a building similar to the Lands and the Building. The Landlord may, at its option and upon reasonable notice to the Tenant, do all such repair, maintenance and replacement, and all of the costs of same plus 15% shall be paid forthwith by the Tenant on invoice by the Landlord and shall be included in the Rent.

Failure to Repair

6.4 If the Tenant shall fail to repair in accordance with the provisions hereof, the Landlord, its agents or employees may forthwith enter the Premises and make the required repairs and for that purpose the Landlord may bring and leave upon the Premises all necessary tools, materials and equipment and the Landlord will not be liable to the Tenant for any inconvenience, annoyance or loss of business or any injury or damage suffered by the Tenant by reason of the Landlord effecting such repairs unless caused by the gross negligence of the Landlord, its agents or employees, and the expense of such repairs plus an administrative charge of 15% of such expense will be borne by the Tenant who shall pay it to the Landlord forthwith upon demand.

Damage to the Premises

6.5 If the Building or any part thereof, including the Premises, boilers, engines, plates and other apparatus (or any of them) used for the purpose of heating or air-conditioning the Building (if there is any air-conditioning), the water-pipes, the drainage-pipes, electric lighting or other equipment of the Building or the roof or outside walls, become damaged or destroyed in any manner whatsoever through the negligence or carelessness of, or misuse by, the Tenant, its servants, agents, employees or anyone permitted by the Tenant to be in the Building or on the Lands, the reasonable expense of the necessary repairs, replacements or alterations shall be borne by the Tenant plus an administration charge of 15% of such expense who shall pay them to the Landlord forthwith upon demand. The Tenant agrees to install forthwith following the Commencement Date an air-conditioning system in the Building to the specifications agreed upon prior to execution of this Lease by the Landlord and Tenant and to be solely responsible for all maintenance costs of the said system throughout the Term. If required by the Landlord, the Tenant shall obtain, at its sole cost, a maintenance contract from a fully qualified maintenance company approved by the Landlord for maintaining and servicing the said system on a regular basis. The said system shall become the property of the Landlord on installation.

Invalidation of Insurance

6.6 The Tenant will not do or permit anything to be done whereby any policy of insurance on the Building or any part thereof on the Lands or for any event which may occur on the Lands may become void or voidable and if any policy of insurance upon the Building or any part thereof shall be cancelled by the insurer by reason of:

         (a) any act or omission of;

         (b) the occupation, whether actual or intended, of the Premises by; or

         (c) the change in nature of the business carried on by the Tenant;

the Landlord may, at its option and in addition to any other remedies it may have hereunder or at law, determine this Lease forthwith by leaving upon the Premises notice in writing of its intention so to do and thereupon Rent and other payments for which the Tenant is liable under this Lease shall be apportioned and paid in full to the date of such determination and the Tenant shall immediately deliver up possession of the Premises to the Landlord and the Landlord may re-enter and take possession of the Premises.

Increase in Insurance Rates

6.7 The Tenant will not do anything or permit anything to be done whereby the cost of any policy of insurance on the Building or any part thereof shall be increased but if the costs of any policy of insurance on the Building or any part thereof shall be increased by reason of:

         (a) any act or omission of;

         (b) the occupation, whether actual or intended, of the Premises by; or

         (c) the change in nature of the business carried on by;

the Tenant or any assignee, sub-tenant, or anyone permitted by the Tenant to be upon the Premises, either at the time of occupancy, during the Term, or any renewal thereof, the Tenant shall pay to the Landlord the full amount of any such increase on an annual basis as Rent.

Observance of Law

6.8 The Tenant shall abide by and comply with, at its own expense, all laws, rules, and regulations of every municipal or other authority which in any manner relates to or affects the business or profession of the Tenant or the occupancy or use of the Premises by the Tenant and shall save harmless the Landlord from all the costs, charges or damages to which the Landlord may be put or suffer by reason of any breach by the Tenant, its agents, employees or invitees, or licensees, of any such law, rule or regulation.

Rules and Regulations

6.9 The Tenant agrees that the Tenant and its agents and employees and all persons visiting or doing business with the Tenant shall comply strictly with such reasonable rules and regulations as the Landlord may from time to time adopt, and of which written notice shall have been given to the Tenant.

Waste and Nuisance

6.10 The Tenant shall not suffer or permit any act or neglect which may in any manner, directly or indirectly, cause injury or damage to the Premises or any part thereof or to any fixtures or appurtenances thereof or which may be or become a nuisance or interference to any of the occupants of the Building or which may, in the opinion of the Landlord acting reasonably, render the Building or any part thereof less desirable or injure the reputation thereof.

Notice of Fires and Other Dangers

6.11 The Tenant shall give the Landlord immediate notice of any fire or accident or malfunctioning of the air-conditioning system, heating system or plumbing system in the Premises or in the Building, of which the Tenant, its agents or employees may be aware.

Builders' Liens

6.12 The Tenant shall not suffer or permit any builders' liens for work, labour, services or material ordered by the Tenant or for the cost of which the Tenant may in any way be obliged to attach to the Premises or to the Building or to the Lands at any time during the Term and whenever any such lien shall attach or a claim thereof shall be filed, within twenty (20) days after the Tenant has notice of the claim of lien, to procure the discharge thereof by payment or by giving security or in such other manner as is or may be required or permitted by law; to allow the Landlord to post and keep posted on the Premises any notice which the Landlord may wish to post under the provisions of the Builders' Lien Act or any legislation which may replace such Act.

Overloading Floors

6.13 The Tenant shall not place on the Premises any safe, heavy business machine, or other heavy thing without obtaining the prior written consent of the Landlord. The Landlord acknowledges that the equipment now located in the Premises (and any substitute equipment of no greater weight) may remain and be used in the Premises, and in no circumstances shall such equipment or substitute equipment be deemed to be in violation of this Section 6.13.

Condition of Premises

6.14.1   The Tenant accepts the Premises in "as is" condition.

6.14.2 The Tenant shall not permit the Premises to become untidy, unsightly or hazardous, nor permit unreasonable quantities of waste refuse to accumulate therein.

6.14.3 The Tenant agrees that neither it nor its servants, agents, employees or invitees will bring onto or introduce to the Premises any Hazardous Substance and the Tenant will remove any such Hazardous Substance forthwith upon demand by the Landlord. The Tenant agrees to indemnify, protect, defend and hold the Landlord and those for whom it is responsible in law harmless from and against any and all claims, demands, losses, liabilities and penalties (including, without limitation, reasonable lawyers' fees at all trial and appellate levels, whether or not suit is brought) arising directly or indirectly from or out of, or in any way connected with the presence of any Hazardous Substance on the Lands or within the Building which is brought or introduced on or in the Premises by the Tenant or those for whom the Tenant is legally responsible. The obligations herein contained shall survive the expiry or earlier termination of this Lease.

Glass

6.15 The Tenant shall restore forthwith, at the Tenant's expense, and with glass of the same colour and quantity, any broken or damaged glass on the Premises.

Signs

6.16 The Tenant shall not paint, display, inscribe, place or fix any sign, picture, advertisement, notice, lettering or direction on any part of the outside of the Building or the Premises or which is visible from the outside thereof, without obtaining the prior written consent of the Landlord, which consent shall not be unreasonably withheld.

Insurance

6.17 The Landlord may insure its interest in the Premises during the whole of the term against loss of rental income, loss or damage by fire, lightning, explosion, sprinkler leakage, and standard supplementary perils in the amount of the full insurable value of the Premises, including "by-law coverage", and may fully insure the Premises and keep them insured against loss or damage by explosion of any steam boilers and any closed circulation hot water heating system and any pressure vessel which shall be operated on the Premises, and will pay the premiums for all such insurance. All loss thereunder is to be payable to the Landlord, or as the Landlord may direct and shall be the sole and absolute property of the Landlord notwithstanding any contribution by the Tenant for premiums as required herein. The insurance may, at the Landlord's option, be replacement value insurance. The sum so expended for such insurance by the Landlord shall be paid by the Tenant, when invoiced therefor by the Landlord, and if not so paid shall be added to the Rent due on the next succeeding payment date, and such amount, in addition to the regular payment then due, shall constitute Rent hereunder. The Landlord may estimate insurance charges to the Tenant and the Tenant shall pay same with monthly Rent. The Landlord and Tenant acknowledge that it is in their mutual best interests to obtain insurance coverage from qualified insurers which will best serve to protect both the Landlord and the Tenant in the event of insured loss and agree to co-operate and seek advice from a qualified broker of their mutual choice to advise on such insurance at a reasonable commercial price. The Tenant shall pay for the costs of all such advice and insurance placed pursuant to such advice and the Landlord shall not withhold consent to changes in coverage so long as such coverage provides the Landlord with equivalent coverage to that described in sections
6.17 and 6.18 with similar waivers of subrogation, loss payment and all other essentials of coverage. Until the Landlord consents to changes in coverage, the Tenant shall place and maintain and the Landlord may place and maintain (with recoveries for cost as referred to herein) insurance as stated above. The preceding two sentences shall apply notwithstanding any other provisions of this Agreement.

Public Liability Insurance

6.18 The insurance referred to in Article 6.17 may include public liability insurance in the amount of Two Million Dollars ($2,000,000). The Tenant shall be responsible for placing insurance to cover itself for liability and its property as it sees fit provided that all policies of insurance taken out by the Tenant or any person on its behalf with respect to the Premises, any use made by the Tenant thereof, or any personal injury or damage to personal property, shall contain a waiver of subrogation by the insurers against the Landlord, shall name the Landlord as a co-insured with the Tenant and shall contain cross-liability provisions satisfactory to the Landlord in favour of the Landlord.

Indemnity

6.19 The Tenant shall indemnify the Landlord against any claims, including all claims for personal injury or property damage, arising out of the conduct of any work or through any act or omission of the Tenant or any assignee, sub-tenant, agent, contractor, servant, employee, invitee or licensee of the Tenant, and against all costs, legal fees, expenses and liabilities incurred in respect of any such claim or any action or proceedings brought thereon.

Interior Finishings

6.20 The Tenant shall install in the Premises only such window shades, drapes, floor coverings and other improvements and shall apply only such wall coverings and paints, as are first approved in writing by the Landlord acting reasonably and to cause the same to be installed or applied by competent workmen.

Surrender of  Possession

6.21 The Tenant shall surrender peaceably and give up possession of the Premises without notice from the Landlord upon the expiration or sooner determination of this Lease, any right to notice to quit or vacate being hereby expressly waived by the Tenant, any law, usage or custom to the contrary notwithstanding.

Distress

6.22 The Tenant hereby waives and renounces the benefit of any present or future statute taking away or eliminating the Landlord's right of distress, and notwithstanding any such statute none of the goods and chattels of the Tenant on the Premises at any time during the Term shall be exempt from levy by distress for rent in arrears and if any such goods or chattels are removed from the Premises, the Landlord may follow same for thirty (30) days.

Alterations

6.23 The Tenant shall not make or erect any alterations, additions or improvements in or to the Premises without obtaining the Landlord's prior written consent, which consent shall not be unreasonably withheld, and all such work shall be done only by contractors or tradesmen or mechanics approved in writing by the Landlord and at the Tenant's own expense.

No Compensation for Alterations

6.24 The alterations, additions and improvements effected by the Tenant to the Premises shall remain the property of the Landlord with no compensation to the Tenant during or at the expiration or sooner termination of the Term of this Lease.

Personal Property

6.25 All articles of personal property and all business and trade fixtures, machinery and equipment and furniture owned by the Tenant shall remain the property of the Tenant and may be removed by the Tenant at any time during the Term, provided that the Tenant at its own expense shall repair any damage to the Premises or the Building caused by such removal. The Landlord may require the Tenant to remove all or any part of such property at the expiration of this Lease and such removal shall be done at the Tenant's expense and the Tenant shall at its own expense repair any damage to the Premises or the Building caused by such removal. If the Tenant does not remove its property forthwith after written notice by the Landlord to that effect, such property shall, if the Landlord elects, be deemed to become the Landlord's property or the Landlord may remove the same at the expense of the Tenant and the cost of such removal and any necessary storage charges shall be paid by the Tenant forthwith to the Landlord upon written demand. The Landlord shall not be responsible for any loss or damage to such property because of such removal.

Interest

6.26 The Tenant shall pay to the Landlord interest at the Interest Rate on any Rent unpaid as and when due hereunder, until paid.

Showing Premises

6.27 The Tenant shall permit the Landlord to show the Premises to any potential tenant or purchaser of the Lands or part thereof upon the Landlord giving to the Tenant not less than twenty-four (24) hours' notice of its intention to do so.

Business Taxes

6.28 The Tenant shall pay all business taxes levied in respect of the Tenant's activities on the Premises howsoever arising.

Net Lease

6.29 It is the intent of the parties to this Lease that the Rent shall be absolutely net to the Landlord except as specifically provided herein and accordingly all costs and expenses relating to the Premises shall be paid by the Tenant alone, except:

         (a) payments of principal and interest payable by the Landlord under any mortgage of the Premises; and

         (b) taxes payable by the Landlord levied on its income.

The Tenant covenants to pay to the federal, provincial or municipal authority imposing the same, all service, business transfer, transaction value, ad valorem, sales or other taxes by whatever name called, if any, assessed upon, or as a direct result of the payment of Rent hereunder as often as such taxes become due and whether or not such taxes are applicable on the date of the execution of this Lease or become applicable thereafter. In the case of such taxes, which are by statute, by-law or regulation imposed upon or payable by the Landlord as recipient of the Rent, the Tenant shall reimburse the Landlord for the full amount of such taxes, regardless of any tax credits available to the Landlord or the Tenant, within thirty (30) days of such taxes become due. Notwithstanding the foregoing, such taxes shall not include any federal or provincial income taxes of the Landlord. If the Landlord receives a tax credit for municipal taxes applicable to the taxes paid by the Tenant hereunder, the Tenant shall have the benefit of the tax credit or actual reduction in taxes or taxes refunded.

Snow and Ice Removal

6.30 The Tenant shall keep the sidewalks and driveways on and fronting the Premises free and clear of ice and snow, and salted or sanded during periods of freezing temperatures.

                        ARTICLE 7 - LANDLORD'S COVENANTS

The Landlord covenants with the Tenant:

Quiet Enjoyment

7.1      For quiet enjoyment.

Repair

7.2 To repair, subject to Article 9, at the Landlord's cost, structural aspects of exterior weather walls, structural portions of subfloors and roofs, structure portions of bearing walls, structural columns and beams of the Building.


                         ARTICLE 8 - SERVICES AND DAMAGE

Interruption of Services

8.1 The Landlord does not warrant that any service, utility or facility provided by it in accordance with the provisions of this Lease, will be free from interruption caused or required by any cause which is beyond the Landlord's reasonable care and control.

Damage to Property

8.2 The Landlord shall not be liable for any injury or damage to the Tenant, any agent or employee of the Tenant, any person visiting or doing business with the Tenant or to any other person, or to property belonging to the Tenant or to any agent or employee of the Tenant or to any person visiting or doing business with the Tenant or to any other person while such property is in the Premises or in the Building, howsoever caused excluding negligence of the Landlord or to those for whom it is in law responsible, and without limiting the generality of the foregoing, the Landlord shall not be liable for any injury or damage resulting from fire, explosion, falling plaster, steam, gas, electricity, water, rain or snow or leaks from any part of the Building, or from pipes, appliances, drains or plumbing works, or from the roof, street, sub-surface or from any other place.

                       ARTICLE 9 - DAMAGE TO THE PREMISES

Abatement of Rent

9.1 If the Premises shall be damaged by fire or other casualty then the Rent shall abate in whole or in part according to the portion of the Premises which is non-usable by the Tenant as determined by Landlord and Tenant, acting reasonably, or by arbitration until such damage is repaired; provided that there shall be no abatement for any time required for the replacement or repair of any property of the Tenant or alterations, additions or improvements made by the Tenant, which is in excess of the time required for the making of necessary repairs or replacements for which the Landlord is responsible.

Repair of Damage

9.2 Subject to the provisions of Article 9.3, if the Premises shall be damaged by fire or other casualty, the damage to the Premises shall be repaired by the Landlord with reasonable diligence at its expense except that repairs to alterations, additions or improvements made by the Tenant shall be performed by the Landlord at the expense of the Tenant and the Tenant shall at its own expense make all repairs and replacements of property which the Tenant is entitled to remove under the provisions of Article 6.25 of this Lease.

Right to Determine Lease

9.3 If the Premises or the Building are rendered untenantable by a fire or other casualty the Landlord, acting reasonably, shall select a qualified architect to determine within 15 days of such event whether or not the damage can be repaired within 90 days of such fire or casualty. If any of the following circumstances occurs:

         (a) the architect determines that the damage cannot be repaired within the said 90 day period; or

         (b) the architect determines that the damage can be repaired within the said 90 day period, but the repairs are not substantially effected by the Landlord within such 90 day period;

then the Landlord or the Tenant, may within sixty (60) days if item (a) is applicable or within one hundred and twenty (120 days) if item (b) is applicable after such fire or casualty (provided at the time termination notice is given repairs are substantially effected), give the other party notice in writing to terminate this Lease and thereupon the Term shall expire forthwith and the Tenant shall vacate the Premises and surrender the same to the Landlord. Upon the termination of this Lease under the provisions of this Article 9.3 the Tenant's liability for rent shall cease as of the day following the fire or other casualty. If neither the Landlord nor the Tenant terminates the Lease pursuant to their rights under this Article 9.3, the Landlord shall repair the damage as soon as reasonably possible and the force majeure provisions of
Section 14.5 shall not apply to such obligations.


                            ARTICLE 10 - TERMINATION

Default

10.1 If and whenever the Rent hereby reserved or any part thereof is not paid when due or in case of breach of non-performance or non-observance by the Tenant of any of the covenants, agreements, provisos, conditions or rules and regulations on the part of the Tenant to be kept, observed or performed hereunder and upon such default on the part of the Tenant continuing for fifteen
(15) days after written notice thereof by the Landlord to the Tenant, or if the Premises shall be vacated or remain unoccupied for thirty (30) days or if the Term shall be taken in execution or attachment or for any cause whatever, then and in every such case the Landlord, in addition to any other remedy now or hereafter provided by law, may at its option cancel this Lease and re-enter and take possession of the Premises or any part thereof, by force, if necessary, without any previous notice of intention to re-enter and may remove all persons and property therefrom and may use such force and assistance in making such removal as the Landlord shall deem advisable and such re-entry shall not operate as a waiver or satisfaction in whole or in part of any right, claim or demand arising out of or connection with any breach or violation by the Tenant of any covenant, agreement, proviso, condition, rule or regulation on the Tenant's part to be kept, observed or performed hereunder.

Bankruptcy

10.2 If the Term or any of the goods or chattels of the Tenant shall at any time be seized in execution or attachment by any creditor of the Tenant or if the Tenant shall make any assignment for the benefit of creditors or any bulk sale or become bankrupt or insolvent or take the benefit of any Act for bankrupt or insolvent debtors or if the Tenant is a corporation and any order shall be made for the winding-up of the Tenant or other termination of its corporate existence, or if a receiver or receiver and manager of the undertaking of the Tenant shall be appointed, whether pursuant to an instrument or by a court of competent jurisdiction, then this Lease shall, at the option of the Landlord, cease and determine and the Term shall immediately become forfeit and void and the then current month's rent and the next ensuing three (3) months' Rent shall immediately become due and payable and the Landlord may re-enter and take possession of the Premises as though the Tenant or other occupant or occupants of the Premises were holding over after the expiration of the Term without any right whatever.

Vacating of the Premises

10.3 In case the Premises shall be vacated or remain unoccupied for in excess of thirty (30) days or in excess of such longer period as shall have been authorized under Article 10.1 and, if applicable, for which any increase in insurance premiums shall have been paid by the Tenant, then, in addition to any other remedy of the Landlord, all Rent reserved by this Lease shall immediately become due and payable and shall forthwith be paid by the Tenant to the Landlord.

Renewal

10.4     Provided that if the Tenant:

         (a) at the time of renewal the Tenant is not in arrears of Rent or in default of any other material provision of this Lease; and

         (b) so requests in writing not later than six (6) months and not earlier than twelve (12) months prior to the expiration of the Term;

the Landlord will, at the expiration of the Term, grant to the Tenant a lease of the Premises for a further term of two (2) years upon all the terms, covenants and agreements of this Lease except for the periods of free rental (if any) set out in Article 5.1, and except this Article 10.4 and except as to Rent which shall be payable for each and every month of the renewal term and shall be determined on or before the expiry of three (3) months prior to the expiration of the original Term by reasonable negotiation between the Landlord and the Tenant having regard to the then applicable market rental rates for premises of the approximate size, advantage of location and use as the Premises. If the Landlord and Tenant do not agree within the time period referred to herein on the Rent to be paid for the renewal term, the amount of such Rent shall be determined by arbitration by a single arbitrator pursuant to the Commercial Arbitration Act of the Province of British Columbia and amendments thereto, who shall be a member of the Appraisal Institute of Canada having at least ten (10) years experience in commercial real estate in the B.C. Lower Mainland and whose decision shall be binding on the Landlord and the Tenant. At the commencement of the renewal Term, the Rent has not been determined, the Tenant shall pay monthly the Rent which was payable as of the last month of the initial Term with an adjustment to be made forthwith upon determination of Rent for the renewal Term. The Tenant shall increase the deposit, if any, to accord with the new Rent for the renewal Term.

                            ARTICLE 11 - OVERHOLDING

Overholding

11.1 If the Tenant shall continue to occupy the Premises after the expiration of the Term or renewal term and the Landlord shall accept Rent, the new tenancy thereby created shall be deemed to be a monthly tenancy and shall be subject to the covenants and conditions contained in this Lease insofar as the same are applicable to a monthly tenancy, save and except that the rental payable shall be determined by the Landlord. During the overholding period, the Tenant shall pay base monthly rent equal to 120% of the base monthly rental payable at the expiration of the Term, or any renewal Term, as the case may be.


                     ARTICLE 12 - ASSIGNMENT AND SUBLETTING

No Assignment without Consent

12.1 The Tenant shall not sublet all or part of the Premises, assign this Lease, part with possession of all or part of the Premises, or permit any person other than the Tenant to occupy part or all of the Premises without the Landlord's consent which consent may be arbitrarily withheld.


                              ARTICLE 13 - NOTICES

Notices

13.1 All notices which may or are required to be given pursuant to this Lease shall be in writing and shall either be given personally by delivering the same to the party to whom notice is to be given, or in the case of a corporate party by delivery to an officer of that party, or given by mail by posting the same by prepaid registered mail addressed to the landlord at the address stated in
Article 5.1 and the Tenant at the Premises, or such other address as the party may notify the other in writing, and any such notice shall be effective as of the day of personal delivery, or as of the fifth day following posting, as the case may be. In the event of disruption of mail services, all notices shall be delivered.

                           ARTICLE 14 - MISCELLANEOUS

Representations and Warranties

14.1 The Tenant acknowledges that the Premises are leased by the Tenant without any representations or warranties by the Landlord (including without limiting the generality of the foregoing the condition of the Premises or permitted uses thereof) other than as contained in this Lease.

Modification and Amendment

14.2 Save as herein provided, this Lease shall not be deemed or construed to be modified or amended except by a duly executed written instrument.

Whole Agreement

14.3 Subject to the provisions of any other duly executed written instrument this Lease contains the entire agreement between the parties hereto who hereby agree that they shall be estopped from making any assertion to the contrary.

Non-Waiver

14.4 The failure of the Landlord to insist on the strict observance or performance of any covenant or condition contained in this Lease or to exercise any right or option hereunder shall not be construed to operate as a waiver or relinquishment for the future of any such covenant, condition, right or option and no waiver shall be inferred from or implied by anything done or omitted to be done by the Landlord save only by express waiver in writing.

Force Majeure

14.5 If either the Landlord or the Tenant is delayed, hindered or prevented from the performance of any covenant or agreement required hereunder by reason of any Unavoidable Delay, as hereinafter defined, then performance of such covenant or agreement shall be excused for the period during which such performance is delayed, hindered or prevented and the time for the performance thereof shall be extended accordingly, but this shall not operate to excuse the Tenant from the prompt payment of Rent or any other payments required under this Lease or remedying any default referred to in Section 10.5. "Unavoidable Delay" means any prevention or delay of the performance of any covenant or agreement of a party hereto due to a condition or cause beyond the reasonable control of the party obligated so to perform except insolvency, lack of funds or other financial cause.

Registration

14.6 The Tenant may register this Lease in the relevant Land Title Office provided that all expenses related to the filing and search charges and any other registration expenses, including putting the Lease in registrable form and obtaining and approving an explanatory plan, if necessary, shall be borne by the Tenant. The Tenant shall give the Landlord notice of its intention to register the Lease.

Subordination

14.7     (a)      This Lease is subject and subordinate to any mortgage or other encumbrance which may now or at any time hereafter affect the Premises or any part thereof.

         (b) On request at any time and from time to time by the Landlord or any such mortgagee or encumbrancer of the Premises, the Tenant will as set out in the request either:

                  (i) attorn to such mortgagee or encumbrancer and become bound to it as its tenant of the Premises for the then unexpired residue of the Term and upon the terms herein contained (subject always to the respective priorities, as between themselves, of mortgagees or encumbrancers who from time to time request such attornment); or

                  (ii) postpone and subordinate this Lease to such mortgage or other encumbrance with the intent and effect that this Lease and all the rights of the Tenant will be subject to the rights of such mortgagee or encumbrancer as fully as if such mortgage or other encumbrance had been made and registered in the appropriate Land Title Office and all monies had been advanced thereunder before the making of this Lease.

         (c) Whichever of the foregoing may be requested (and notwithstanding that any previous attornment and subordination to such mortgagee or encumbrancer shall have been given) the Tenant shall execute and deliver promptly to the Landlord or other party so requesting, any instruments of attornment, postponement or subordination which may be so requested to give effect to the foregoing.

The Landlord agrees that as a condition to the Tenant subordinating its rights as required in this section, the Landlord shall obtain (either within the subordination agreement or separately) a non-disturbance agreement in form satisfactory to the Tenant acting reasonably from the party to whom the Tenant's rights are subordinated.

Joint and Several Liability

14.8 If two or more individuals, corporations, partnerships or other business associations, or any combination of two or more thereof sign this Lease as Landlord or Tenant, the liability of each such individual, corporation, partnership or other business association to perform all other obligations under this Lease (and in the case of the Tenant, to pay Rent) will be joint and several. If the Tenant named in this Lease is a partnership or other business association, the members of which by law are subject to personal liability, the liability of each such member shall be joint and several.

Counterpart Execution

14.9 This Agreement may be executed in any number of counterparts by any one or more of the parties. Each executed counterpart shall be deemed to be an original and such counterparts shall together constitute one and the same agreement and be binding on all parties.

Time of Essence

14.10 Time shall be of the essence of this Lease.

Governing Law

14.11 This Lease shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Survival of Obligations

14.12 All obligations of the Tenant which by their nature survive the expiration or earlier termination of this Lease shall survive including, without limitation, tenants, indemnities and obligation to leave the Premises on termination as set out herein and to remove Hazardous Substances and indemnify the Landlord with respect thereto as set out in Section 6.14.2.

Enurement

14.13 This Lease and everything contained herein shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, heirs, executors, administrators and approved successors and assigns, as the case may be.

Cumulative Rights

14.14 The rights and remedies of the Landlord in this Lease are cumulative and not alternative and are in addition to and not in substitution for any rights and remedies the Landlord may have at common law or in equity.


IN WITNESS WHEREOF the parties hereto have executed these presents the day and year first above written.


/s/
------------------------------
RICHARD BRUCE PIERCE





GFR NUTRITIONALS LTD.

Per: _/s/_________________________

Exhibit 14

                CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT
                                      INDEX
                                                           RULE             PAGE
                                                            NO.              NO.
PREAMBLE
ETHICAL PRINCIPLES
      1. Responsibilities To Society 2. Trust and Duties 3. Due Care and Professional Judgment 4. Deceptive Information 5. Professional Practice 6. Responsibilities to the Profession

RULES OF CONDUCT

RESPONSIBILITIES TO SOCIETY
         Discredit                                                        R101
         Unlawful Activity                                                R102
         Discrimination                                                   R103
         Breach of Rules                                                  R104
                  Member Advisor                                          R104.1
                  Practice Review Committee                               R104.2
         Criticism of a Professional Colleague                            R105
                  Notice Waived                                           R105.1
                  Professional Colleagues                                 R105.2
         Reporting of Acts Detrimental to the Profession                  R106
         Compatible Activities                                            R107
                  Professional Practice other than Public Accounting R107.1 Constraints on a Professional Practice other than
                           Public Accounting                             R107.2
         Referral for a Commission                                       R107.3

TRUST AND DUTIES
         Confidentiality                                                  R201
                  Mandatory Disclosure                                    R201.1
                  Discretionary Disclosure                                R201.2
         Conflict of Interest in Audit and Review Engagements             R202
                  Audit and Review Engagements                            R202.1
                  Compilation Engagements                                 R202.2
                  Participation in Management                             R202.3
                  Not-for-Profit Organizations                            R202.4
                  Deemed Conflicts of Interest                            R202.5
                  Deemed Freedom from Conflict of Interest                R202.6
                  Members' Relationships with Others                      R202.7
         Resolution of Conflict of Interest                               R203
         Resolution of Other Conflicts of Interest                        R204
                  Fees, Commissions and Profits in the Normal Course
                           of Business                                    R204.1
                  Disclosure of Services Provided to Other Clients        R204.2
         Information Used for Personal Advantage                          R205

         Trusteeship                                                      R206
                  Money Held in Trust                                     R206.1

DUE CARE AND PROFESSIONAL JUDGMENT
         Competence                                                       R301
         Professional Development                                         R302
         Responsibility and Control                                       R303
         Adherence to Acknowledged Principles and Standards
                  Of Professional Practice                                R304
         Terms of Engagement                                              R305
         Sufficient Information                                           R306
DECEPTIVE INFORMATION
         Communication Issued in Connection with Financial
                  Information                                             R401
         Association with Financial Information                           R402
                  Employer/Employee Conflicts                             R402.1
         Known Omission                                                   R403
         Material Discrepancy                                             R404
PROFESSIONAL PRACTICE
         Bidding                                                          R501
         Impairment of Incumbent Accountant                               R502
         Services Provided on Referral                                    R503
         Replacement                                                      R504
         Takeover                                                         R505
         Fees                                                             R506
         Commissions                                                      R507
         Contingent Fee                                                   R508
         Advertising and Other Forms of Solicitation                      R509
                  Misleading Name of Firm or Style of Practice            R509.1
                  Preferred Areas of Practice                             R509.2
                  Restricted Practice                                     R509.3
                  Advertising Format                                      R509.4
         Name of Practice                                                 R510
         Specialization                                                   R511
                  Disclosure of Services Provided                         R511.1
         Personal Practice when an Employee                               R512
         Non-Member Partners                                              R513
         Representation of Firm                                           R514
         Marketing of Goods and Services                                  R515
         Registration                                                     R516
         Practice Review Requirements                                     R517
         Professional Liability Insurance                                 R518
         Service by an Employee                                           R519
         Relations with Clients or Employers                              R520
         Right to Take Cognizance                                         R521
         Students in Public Practice                                      R522
         Employment Offer                                                 R523
RESPONSIBILITIES TO THE PROFESSION
         Compliance                                                       R601
         Disciplinary Action                                              R602
                  Jurisdiction of Disciplinary Action                     R602.1
         Membership Obtained Fraudulently                                 R603
         Admittance to Membership                                         R604
         Responsibility for Firm                                          R605
                  Use of Normal Business Methods                          R605.1
         Detrimental Actions                                              R606
         Evidence of Professional Misconduct                              R607
                  Criminal and Similar Offences                           R607.1
         Bankruptcy                                                       R608
         Public Statements                                                R609
         Requirement to Reply in Writing                                  R610
         Assistance to the Board                                          R611
         Person Expelled or Suspended                                     R612
         Legal Action Against a Member                                    R613
         Use of CGA Reference by Students                                 R614

DEFINITIONS

                           CODE OF ETHICAL PRINCIPLES
                              AND RULES OF CONDUCT

                                    PREAMBLE

The Certified General Accountants' Associations in Canada have adopted a uniform Code of Ethical Principles and Rules of Conduct developed by CGA-Canada. The CGA-Canada Code of Ethics provides uniform rules and principles of professional conduct and ethics by which members will conduct themselves in discharging their professional duties and responsibilities.

The Certified General Accountants Association of British Columbia has established additional rules in accordance with the Association's Bylaws. These rules apply to members and students of the Certified General Accountants Association of British Columbia. Any member or student who contravenes any of these rules and/or principles shall be accountable to the Ethics Committee and the Board of Governors of the Association.

Certified General Accountants shall always be mindful of their responsibilities as members of the accounting profession, and shall carry on their work with fidelity to clients or employers, with fairness to employees and with loyalty to the Association, in a manner worthy of a Professional Accountant. It is expected that a member shall encourage and assist students in their professional development and in obtaining experience and proficiency required for membership.

A professional organization and its members are granted the legal right by society to organize themselves, to control entrance into the profession, and to formulate standards of behaviour governing its members. In return for this right, members of the profession are to act in the interest of society and its members. Provincial and Federal Acts, and the CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT formalize this arrangement. In order to fulfil this responsibility, professionals must have a number of important character traits, as well as the skill to make expert technical and moral judgments which serve the interest of society.

Certified General Accountants thus have an important role to play in society. In the performance of that role, many of a professional's actions have an effect on the welfare of other people. Because of their social responsibilities, members of a profession are obligated to act in the interest of these other parties, who have a stake in the nature and quality of professional activities. These stakeholders include employers, clients, various identifiable third parties, and the public at large. Therefore, the professional organization and its members have a stake in the performance of individual members. The CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT applies to the behaviour of members of the Association when they either perform the role of a professional accountant or represent themselves as members of the Association.

The role of a CGA is broad and general. It is defined in two ways: first, by specifying the tasks which accountants characteristically perform and second, by specifying the parties who are to benefit from the performance of those tasks and how professional accountants should act in order to benefit them.

The characteristic tasks performed by Certified General Accountants include the production, analysis, and distribution of information, in addition, the provision of ancillary services related to the core expertise in accounting. The CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT governs the CGA's actions in the performance of these tasks.

Certified General Accountants are committed to providing professional services competently and with duecare. This requires extensive knowledge and experience, and the ability to make appropriate judgments. Competence and due care imply the necessity and ability to make ethical judgments. In addition, CGAs are committed to improving the quality of professional services and the profession itself.

Certified General Accountants are committed to the public interest. Normally, acting in the public interest is achieved by acting in the interest of one's client or employer. However, whenever there is a conflict between these interests, the professional's first obligation is to the public at large. Acting appropriately in such situations may require the courage of one's convictions.

By virtue of their commitment to the public interest, Certified General Accountants owe an obligation to other parties. In order to satisfy that obligation, two elements of character are crucial to members of the CGA profession. They must act with integrity and be trustworthy. Acting with integrity means that they are committed to a high standard of behaviour and strive to achieve it in their work. It implies the highest standard of behaviour, and thus exceeds the minimum allowable under laws, regulations, or specific professional pronouncements. Trustworthiness means that others may safely put themselves in a position in which a CGA is expected to help them. Integrity and trustworthiness imply the possession of other character traits, including honesty, prudence, competence, loyalty to the proper beneficiaries of their actions and objectivity. Objectivity in turn requires that Certified General Accountants should be truthful and impartial, and should act fairly with regard to the interests of themselves and others.

Certified General Accountants are also committed to avoiding conflicts of interest. When a situation arises in which a conflict either cannot be avoided, or it is undesirable to avoid from the beneficiaries' point of view, disclosure of the conflict (and consent of the beneficiaries) is necessary. Furthermore, CGAs are committed to protecting the confidentiality of information about their client or employer which they obtain or produce in the course of performing their role. This protection, however, is not absolute.

Certified General Accountants are committed to acting in accordance with all applicable legal and professional standards. In situations where violation of some standard occurs, the burden of proof is on the CGA to show why such an action is justifiable.

The standards of conduct contained in the CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT provide standards of acceptable behaviour of Association members. They apply to all members of the Association, and extend to students (except where the wording of any Rule makes it clear that it specifically relates to members only). These standards take the form of Ethical Principles and Rules. Some of the basic principles apply to all CGAs; others relate specifically to the role which members play when they provide professional services. They provide a positive guide to members of the Association in their professional activities to help them make judgments about how they ought to act. They also provide a basis for enforcing a minimum level of acceptable behaviour.

The most important part of this document is the CODE OF ETHICAL PRINCIPLES. They provide the ethical standards in accordance with which accountants are to make their professional judgments. The RULES OF CONDUCT provide clear statements of required or prohibited behaviour in specific situations. They are appropriate in areas in which the standard of acceptable behaviour is either vague or sufficiently important to formulate a written standard.

This CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT is structured so that the ETHICAL PRINCIPLES are relatively general and only rarely subject to revision. As the profession and its environment change, it is anticipated that the RULES OF CONDUCT will be amended occasionally by addition, modification, and deletion, as warranted.





         CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT

ETHICAL PRINCIPLES

1.       RESPONSIBILITIES TO SOCIETY
         Members have a fundamental responsibility to safeguard and advance the interests of society. This implies acting with trustworthiness, integrity and objectivity. This responsibility extends beyond a member's own behaviour to the behaviour of colleagues and to the standards of the Association and the profession.

2.       TRUST AND DUTIES
         Members shall act in the interest of their clients, employers and interested third parties, and shall be prepared to sacrifice their self-interest to do so. Members shall honour the trust bestowed on them by others, and shall not use their privileged position without their principal's knowledge and consent. Members shall avoid conflicts of interest.

3.       DUE CARE AND PROFESSIONAL JUDGMENT
         Members shall strive to continually upgrade and develop their technical knowledge and skills in the areas in which they practice as professionals. This technical expertise shall be employed with due professional care and judgment.

4.       DECEPTIVE INFORMATION
         Members shall not be associated with information which the member knows, or ought to know, to be false or misleading, whether by statement or omission.

5.        PROFESSIONAL PRACTICE
         Members shall act openly and fairly towards others in the practice of their profession.

6.       RESPONSIBILITIES TO THE PROFESSION
         Members   shall   always  act  in   accordance   with  the  duties  and
         responsibilities associated with being members of the profession, and shall carry on work in a manner which will enhance the image of the profession and the Association.



RULES OF CONDUCT
The RULES OF CONDUCT provide specific statements of the minimum standards of acceptable professional behaviour. They provide clear statements about specific ethical issues, but do not exhaust the range of enforceable ethical standards. They are organized under the headings of the ETHICAL PRINCIPLES to which they apply. The RULES OF CONDUCT also provide guidance concerning the application of the rules to certain specific situations.

RESPONSIBILITIES TO SOCIETY
Members have a fundamental responsibility to safeguard and advance the interests of society. This implies acting with trustworthiness, integrity and objectivity. This responsibility extends beyond a member's own behaviour to the behaviour of colleagues and to the standards of the Association and the profession.

R101  DISCREDIT
         A member shall not permit the member's firm name or the member's name to be used with, participate in, or knowingly provide services to any practice, pronouncement or act which the member knows, or which a reasonably prudent person would believe, would be of a nature likely to discredit the profession.

R102     UNLAWFUL ACTIVITY
         A member shall not permit the member's firm name or the member's name to be used with, participate in, or provide services to, any activity which the member knows, or which a reasonably prudent person would believe, to be unlawful.

R103     DISCRIMINATION
         A member shall not discriminate against a person for any reason, including but not limited to the race, colour, sex, sexual orientation, age, religion, national extraction or social origin of such person.

R104     BREACH OF RULES
         Except as described in Rules R104.1 and R104.2, a member shall, subject to Rule R105 and Rule R201, notify the Association of any breach of the Code by another member, or any other situation of which the member has sufficient knowledge which appears to put in doubt the competence, reputation or integrity of members.

R104.1 MEMBER ADVISOR
         A member or other person appointed by the Association as a member advisor, or to a similar position, shall be exempt and prohibited from reporting under these rules any matter of which the member becomes aware in the course of the duties incumbent in such a position.

R104.2 PRACTICE REVIEW COMMITTEE
         A member shall, when appointed by the Association to a Practice Review Committee, or engaged by such a Committee to conduct a practice review, be exempt and prohibited from reporting under these Rules any matter of which the member becomes aware in the course of Association-related duties except when:

         (a) the Practice Review Committee files a complaint relating to a breach of these Rules; or (b) he practice review was made on request of a Panel of an Ethics Committee.
R105 CRITICISM OF A PROFESSIONAL COLLEAGUE
         A member shall not criticize another professional colleague without first submitting this criticism to that colleague for explanation. Where the criticism may result in a complaint against the colleague being lodged with the Ethics Committee, the member must, where required, first submit that criticism in writing to the colleague for explanation. The member thereafter shall inform that colleague as to the action the member has taken concerning the criticism.

R105.1 NOTICE WAIVED
         Notwithstanding Rule R105, a member may first submit a criticism of another professional colleague to the Association should the matter be considered of such a nature that prior written notice to that colleague is not appropriate.

R105.2 PROFESSIONAL COLLEAGUES
         "Professional Colleagues" includes any professional accountant, whether or not that accountant is a member of the Association. The lodging of an ethics complaint against a colleague is considered a criticism under Rule R105.

R106 REPORTING OF ACTS DETRIMENTAL TO THE PROFESSION
         A member shall report to the Association any situation of which the member has sufficient personal knowledge and which the member thinks may be detrimental to the profession.

R107 COMPATIBLE ACTIVITIES
         A member may engage in any profession, trade, industry, office, or duty except where these undertakings are detrimental to the public good or to the standards of the profession.

R107.1 PROFESSIONAL PRACTICE OTHER THAN PUBLIC ACCOUNTING
         A member engaged in the practice of public accounting may carry on a business or practice in a related function through an organization separate and distinct from such public accounting practice, either as a proprietor or partner, or as a director, officer, or shareholder of a corporation, and may associate with non-members for this purpose, in accordance with the policy of the Association and subject to the following provisions:

         (a) the business or practice shall not be designated "Certified General Accountant(s)"; and (b) no reference to any such business or practice may be made in the letterheads, name plates, professional cards or announcements of the public accounting practice, nor may reference be made to the public accounting practice in the letterheads, name plates, professional cards or announcements of any such business or practice.

R107.2 CONSTRAINTS ON A PROFESSIONAL PRACTICE OTHER THAN PUBLIC ACCOUNTING
         A member engaged in a professional practice other than public accounting but not also engaged in the practice of public accounting may, in carrying on such a practice, conduct these affairs (or the firm's or corporation's affairs) free of the constraints imposed upon members engaged in the practice of public accounting, but not in such a fashion as to bring disrepute on the profession or the Association.

R107.3 REFERRAL FOR A COMMISSION
         A member practising as described in Rule R107.2 shall not refer a client for services to another member or firm engaged in the practice of public accounting for a commission or other compensation.
TRUST AND DUTIES
         Members shall act in the interest of their clients, employers and interested third parties, and shall be prepared to sacrifice their self-interest to do so. Members shall honour the trust bestowed on them by others, and shall not use their privileged position without their principal's knowledge and consent. Members shall avoid conflicts of interest.

R201 CONFIDENTIALITY
         A member shall not disclose or use any confidential information concerning the affairs of any client, former client, employer or former employer except as described in Rules R201.1 and R201.2.


R201.1 MANDATORY DISCLOSURE
         A member shall disclose the employer's or client's affairs:
         (a) where disclosure is compelled by a process of law or by a statute; or
         (b) where such information is required to be disclosed by the Board or any Committees of the Association in the proper exercise of their duties.

R201.2 DISCRETIONARY DISCLOSURE
         A member is not prohibited from disclosing the employer's or client's affairs:
         (a) where properly acting in the course of the duties incumbent on a member; or
         (b) where a member becomes aware of apparent or suspected criminal activity. Before making such a disclosure, a member should obtain advice from a member of the appropriate Provincial or Territorial Law Society as to the member's duties and obligations as a citizen in the context of the member's professional activities. A member so doing shall not be in violation of this Rule regarding confidentiality by reason only of the seeking or following of such legal advice or reporting.

R202 CONFLICT OF INTEREST IN AUDIT AND REVIEW ENGAGEMENTS
         A member shall, when engaged to audit or review financial statements or other information, be free of any influence, interest or relationship in respect of the client's affairs which impairs the member's professional judgement or objectivity, or which, in the view of a reasonable observer, may have that effect.

R202.1 AUDIT AND REVIEW ENGAGEMENTS
         A member shall not issue a communication on financial information of an organization unless the member is free of conflict of interest with regard to that organization.

R202.2 COMPILATION ENGAGEMENTS
         A member may issue a compilation engagement report as long as appropriate disclosure of any relationship between the member and the client is made in the Compilation Engagement Report.

R202.3 PARTICIPATION IN MANAGEMENT
         When providing consulting services to an audit or review engagement client, a member may only participate in the decision-making function of the client in an advisory capacity.

R202.4 NOT-FOR-PROFIT ORGANIZATIONS
         A member providing audit or review services to a not-for-profit organization may accept an honorary or advisory position other than as an officer or director with such not-for-profit organization as long as the member does not assume administrative or financial responsibilities or make decisions affecting the management of the organization.

R202.5 DEEMED CONFLICTS OF INTEREST
         If the member or the member's partners in a public accounting practice are engaged to provide audit or review services for a client, and any of the following circumstances are present or were present during the period being reported upon, a member is deemed to be not free of conflict of interest:
         (a) the member, any of the member's partners, or any employee of the member assigned to the engagement is a director, officer or employee of the client, or a person in the member's, the partners' or the employees' immediate families is a director or officer of the client;
         (b) the member, any of the member's partners, any employee of the member assigned to the engagement, or a person in the member's, the partners' or the employee's immediate families:
                  (i) is indebted to the client, other than indebtedness obtained or granted in the normal course of business;
                  (ii) owns or controls, directly or indirectly, any interest in a share or debt obligation of the client, other than that obtained or granted in the normal course of business and which is material to the individual and the member;
                  (iii) is appointed a trustee in bankruptcy, liquidator, receiver or receiver-manager. This Rule shall not apply to a solvent company provided that all the shareholders agree to the appointment; or
                  (iv) is an executor, administrator or trustee of the client estate, trust, charitable foundation, pension or profit-sharing plan.
         (c) any of the member's close relatives:
                  (i) holds an interest in the client that is material to the holder or is a director, officer or employee of the client and has the right or responsibility to make decisions significantly affecting the affairs of the client;
                  (ii) is an executor, administrator or trustee of the client estate, trust, charitable foundation, pension or profit-sharing plan; or
                  (iii) is an executor, administrator or trustee of an estate, trust or charitable foundation which holds a material interest in the client.
         (d) the member, any of the member's partners or any employee of the member assigned to the engagement, or a person in the member's, the partners' or the employee's immediate families is a member of a group of investors such as a private mutual fund or an investment club which holds any shares, bonds, debentures, mortgages, notes, advances or other instruments of investment in a client. A member would not be considered in breach of this Rule by reason only of the fact that the member is engaged to report on the financial statement of a client with whom the member or any of the member's partners, or a person in the member's or the partners' immediate families, carried out a commercial transaction, provided that the transaction was on the same terms and conditions as are normally allowed to other customers. This would include receiving the client's normal terms for payment of accounts. The member or any of the member's partners, or a person in the member's or the partners' immediate families, should not receive any special treatment or preference over and above that granted to other customers.

R202.6 DEEMED FREEDOM FROM CONFLICT OF INTEREST A member is deemed to be free of conflict of interest if:
         (a) a trust, estate, custodianship or guardianship in which the member or any of the member's partners, or the member's or the partners' immediate families, has a beneficial interest held in market lots, or investments, in an audit or review engagement client or any associate thereof, provided that the member or any of the member's partners, or the member's or the partners' immediate families, did not have direct or indirect control over the trust, estate, custodianship or guardianship; or
         (b) the member or any of the member's partners are making payments to a retired partner who holds a direct or indirect financial interest in, or a position or an appointment with, a client, provided such payments to the retired partner were determined as of the date of retirement in accordance with the terms of the partnership agreement, and were not affected by subsequent events.

R202.7   MEMBERS' RELATIONSHIPS WITH OTHERS For the purposes of this Rule R202:
         (a) "immediate family" includes a member's spouse or spousal equivalent, whether or not dependent, and persons, whether or not related, who are dependent on the member or the member's spouse or spousal equivalent;
         (b) "close relative" includes a member's non-dependent children, step-children, brothers, brothers-in-law, sisters, sisters-in-law, grandparents, grandchildren, parents, parents-in-law and their respective spouses or spousal equivalents; and
         (c) "partner" includes any person with whom the member carries on, or during the period being reported upon, carried on, the profession of public accounting in the form of a partnership, including a limited liability partnership, as defined in
                  Section 6 of the B.C. Partnership Act. Partners also include other shareholders in a professional corporation, where allowed.

R203 RESOLUTION OF CONFLICT OF INTEREST
         A member shall, within ninety (90) days of becoming aware that an appointment contravenes Rule R202, either: (a) eliminate the circumstances that cause the member to be in contravention, or (b) resign from the engagement.

R204     RESOLUTION  OF OTHER  CONFLICTS  OF INTEREST  Subject to Rules R515 and
         R520:
         (a) A member shall inform a client or employer of any business connections, affiliations and interests of which the client or employer might reasonably expect to be informed.
         (b) When recommending a service or product, a member shall clearly disclose in writing to the client any conflict of interest the member may have, or any fees or commissions the member may receive regarding the service or product recommended.
         (c) When selling a service or product, a member shall clearly disclose in writing to the client any conflict of interest the member may have, or any fees, commissions or profit the member may receive regarding the service or product sold.
         (d) A member shall, when rendering advice to two or more clients who are parties to the same transaction, inform each of the clients in writing that the member's services have been retained by other parties to the transaction and that the member may derive fees from such parties. Each party to the transaction must also be advised in writing that confidential information obtained may be disclosed to other parties to the transaction. In addition, each party to the transaction must provide written consent to the member acknowledging these terms.
R204.1 FEES, COMMISSIONS AND PROFITS IN THE NORMAL COURSE OF BUSINESS
         With regard to Rule R204(b) and (c), where it is normal industry practice for the member to receive a fee, commission or profit, no disclosure is required.

R204.2 DISCLOSURE OF SERVICES PROVIDED TO OTHER CLIENTS
         For members engaged in the practice of public accounting, it may not be necessary to disclose professional services that the member may be rendering or proposing to render to other clients.

R205 INFORMATION USED FOR PERSONAL ADVANTAGE
         A member shall not, without an employer's or client's consent, use confidential information relating to the business of the member's employer or client to directly or indirectly obtain a personal advantage. Without limiting the foregoing, members shall not make unauthorized use of confidential information relating to an employer's or client's affairs obtained in the course of the member's duties by taking any action, such as directly or indirectly acquiring any interest, property or benefit.

R206 TRUSTEESHIP
         Members who handle money or other property in trust shall do so in accordance with the terms of the trust and the general law relating to trusts. These members shall maintain such records as are necessary to account properly for the money or other property.

R206.1 MONEY HELD IN TRUST
         Money held in trust shall be kept in a separate trust account or accounts in any bank, credit union or trust company. All income earned by the trust is the property of the trust. All trust records shall be reconciled on a monthly basis.




         DUE CARE AND PROFESSIONAL JUDGMENT
Members shall strive to continually upgrade and develop their technical knowledge and skills in the areas in which they practice as professionals. This technical expertise shall be employed with due professional care and judgment.

R301 COMPETENCE
         A member shall sustain professional competence by keeping informed of, and complying with, developments in the acknowledged standards of the profession in all areas in which the member practises or is relied upon because of the member's profession.
R302 PROFESSIONAL DEVELOPMENT
         A member shall undertake continuing education and professional development activities in accordance with the standards and policies established by the Association.
R303 RESPONSIBILITY AND CONTROL
         (a) A member shall personally undertake or delegate to one or more certificated members of the Association or a professional colleague who is an accountant recognized by statutory authority in British Columbia, the management of each public practice office maintained by the member or the member's firm. Such members or colleagues shall normally be in attendance at such offices.
         (b) A member engaged in the practice of public accounting who is associated with nonmembers in such practice shall be responsible to the Association for any failure of such associates to abide by the Code of the Association.
         (c) The practice of each office of any firm engaged in the practice of public accounting in which one or more members sharing proprietary interest with other public accountants who are not certificated members shall be conducted under a style such as "public accountants" or "professional accountants" and shall be under the personal charge and management of a member or other public accountant who shall be normally in attendance in such office. No member or other public accountant in such firm shall have the personal charge of more than one such office, except for a part-time office.
R304 ADHERENCE TO ACKNOWLEDGED PRINCIPLES AND STANDARDS OF PROFESSIONAL PRACTICE
         Members shall adhere to acknowledged principles and standards of professional practice. This phrase expresses a wide meaning, namely that body of principles and practices which have been generally adopted by the profession and which are applied in the preparation of financial statements, taken together with the requirements of any governing statutes, subject to (f) below. That is, a member shall adhere to:
         (a) generally accepted accounting principles in financial reporting unless departure from these principles is fully disclosed;
         (b) generally accepted auditing standards or general review standards in an attest engagement; (c) accounting and auditing practices recommended by the Association, including those found in:
                  (i) the courses of studies; (ii) seminars offered by the Association; (iii) the CGA-Canada PUBLIC PRACTICE MANUAL; and
                  (iv) the CICA HANDBOOK;
         (d) accounting and auditing practices that differ from those recommended by the Association, provided that there is substantial authoritative support for alternative treatment and the departure from the Association's recommendations is disclosed;
         (e) accounting and auditing practices not specifically dealt with by the Association but which are otherwise generally accepted; and
         (f) requirements of any governing act or regulation, providing, however, in the event that there is a conflict between the accounting and auditing standards of the profession and a specific statutory or regulatory requirement, the member shall make appropriate qualification in the report.
R305 TERMS OF ENGAGEMENT
         (a) A member shall state clearly in writing to a client the nature and scope of services to be rendered under the terms of the engagement.
         (b) Rule 305(a) does not apply if the engagement is solely to prepare and/or file a persons tax return.

R306 SUFFICIENT INFORMATION
         A member shall not permit the firm name or the member's name to be used with any communication or recommendation concerning financial information unless the member has considered all the information required to support such communication or recommendation.

DECEPTIVE INFORMATION
Members shall not be associated with information which the member knows, or ought to know, to be false or misleading, whether by statement or omission.

R401 COMMUNICATION ISSUED IN CONNECTION WITH FINANCIAL INFORMATION
         A member shall not issue a communication on any financial information, whether for publication or not, when the information is prepared in a manner which might tend to be misleading.

R402 ASSOCIATION WITH FINANCIAL INFORMATION
         A member shall not sign or be associated with any letter, report, statement, representation or financial statement which the member knows, or ought to know, is false or misleading, regardless of any disclaimer of responsibility.

R402.1 EMPLOYER/EMPLOYEE CONFLICTS
         It is recognized that, under exceptional circumstances, compliance with Rule R402 may place a member in a difficult position vis-a-vis the member's employer. Nevertheless, it is a breach of professional duty if the member becomes associated with any letter, report, statement, representation or financial statement which the member knows, or ought to know, is false or misleading.

R403 KNOWN OMISSION
         A member shall disclose any fact or information known to the member which is not disclosed in the financial information, the omission of which would make that information misleading.

R404 MATERIAL DISCREPANCY
         A member shall immediately disclose any material discrepancy that becomes known to the member concerning financial information on which the member has issued a communication, or with which the member is associated.

         PROFESSIONAL PRACTICE

Members shall act openly and fairly towards others in the practice of their profession.

R501 BIDDING
         A member shall not engage in bidding practices for professional services which use unfair methods of competition.
R502 IMPAIRMENT OF INCUMBENT ACCOUNTANT
         (a) A member engaged in the practice of public accounting, when not limited or restricted in writing by the terms of the assignment, shall, before commencing any special assignment for a client of another public accountant, first notify such accountant of the assignment.
(b) A member shall not, when accepting a special assignment (whether by referral or otherwise) from a client of an accountant who is continuing in the relationship with that client, take any action which would tend to impair the position of the other accountant in the ongoing work with that client.


R503 SERVICES PROVIDED ON REFERRAL
         A member shall not, when receiving a special assignment for services by referral from another accountant, provide or offer to provide any different services to the referring accountant's client without the consent of the referring accountant. The referring accountant, if a member, shall not unreasonably withhold such consent.
R504 REPLACEMENT
         (a) A member engaged in the practice of public accounting shall, before accepting an appointment to replace another professional  accountant  or firm,  inquire  from  such  other professional accountant or firm in writing whether there is any professional reason why such appointment should not be accepted.
(b) When a member who is a sole proprietor engaged in the practice of public accounting dies, other members should, for a reasonable period of time, continue to consider the clientele as being served by an accountant. It is recognized that some time may be necessary for the estate of the deceased member to arrange for a proper sale of the practice. It is also recognized that, in some cases, clients may require immediate service and may not be able to await the orderly disposal of the practice. Any member who is approached to take over the account of a prospective client who had been served by a deceased member, shall communicate with the Association before agreeing to assume the account.

R505 TAKEOVER
         A member  engaged in the practice of public  accounting  shall  respond promptly to takeover letters received from other professional accountants. There must be readiness to co-operate with the successor, recognizing that the client's interests are paramount. Provided all outstanding billings have been paid, the member shall supply reasonable information to the successor accountant about the work being assumed.

R506 FEES
         A member engaged in the practice of public accounting shall establish a fee structure for services rendered. A member engaged in the practice of public accounting shall not profess that any professional services are performed without charging a fee, except for the provision of services to a charitable or not-for-profit organization.

R507 COMMISSIONS
         A member engaged in the practice of public accounting shall not, directly or indirectly, accept a commission as a fee for work turned over to another person. This does not pertain to the sale of an accounting practice or part thereof.

R508 CONTINGENT FEE
         A member shall not undertake an audit, review, compilation engagement or original tax return preparation for a fee which is contingent on the results of such services.
R509 ADVERTISING AND OTHER FORMS OF SOLICITATION
         A member shall not seek to obtain clients by advertising or other form of solicitation that: (a) is false or deceptive; (b) includes the use of harassing conduct; (c) creates an unjustified expectation of favourable results; or (d) contains self-laudatory statements that are not verifiable.

R509.1 MISLEADING NAME OF FIRM OR STYLE OF PRACTICE
         (a) A member shall not engage in the practice of public accounting under a non-personal title or name either as a principal or partner or as a director, officer or shareholder where the member has control of the ownership or management of a corporation or firm which is engaged in the practice of public accounting.
         (b) A member shall not engage in the practice of public accounting or in the public practice of any function consistent therewith, under a name or style which is misleading as to the nature of the organization (proprietorship, partnership or, where permitted, corporation) or the nature of the functions performed.

R509.2 PREFERRED AREAS OF PRACTICE
         A member shall be permitted to refer to preferred or restricted areas of practice in advertising, on business cards or on letterhead.

R509.3 RESTRICTED PRACTICE
         A member whose practice is restricted to T1 (personal tax returns) preparation services only is required to indicate this restriction in all telephone directory or media advertising, unless the advertisement is placed under a heading which specifies this restriction.

R509.4 ADVERTISING FORMAT
         (a) A member shall be permitted to advertise only in an objective, informative, tasteful and professionally dignified manner in any medium that is generally available to all members and in which such placement does not, in the opinion of the Association, tend to lower public respect for the profession.
         (b) The stationery and advertising of a member engaged in the practice of public accounting should be dignified in form and may include the official shield and logo of the Association.

R510 NAME OF PRACTICE
         (a) Proprietorship or Sole Corporation:
                  (i) A member shall, when engaged in the practice of public accounting as a Certified General Accountant as a sole proprietor, or as a sole corporation, ensure that the firm name consists of the member's own name or the name of the predecessor who had practised as a Certified General Accountant, with or without the addition of "& Co." or a similar term after the name. The member shall make it clearly understood to the public that the practice is not a partnership with one or more persons. In addition, the firm shall be described only as "Certified General Accountant".
                  (ii) A member whose name is legally changed may be permitted to use the former name without being considered in breach of this Rule. (iii) A member shall, when practising as a sole corporation, make it clearly understood to the public that the member is practising as a professional corporation. (iv) A member shall, when practising as a sole corporation, ensure that the corporate name consists of a name allowed for the member's firm name under subsection (a)(i) of this Rule, and the corporate identification as allowed by the B.C. Business Corporations Act.
         (b) Partnership or Multiple Member Corporation:
                  (i) A member shall, when engaged in the practice of public accounting as a Certified General Accountant and when practising the profession as Certified General Accountants in a partnership of members or professional corporations or any combination of members and professional corporations, or in a professional corporation with more than one member holding voting shares, ensure that the firm name consists of one or more names of the partners, former partners, voting shareholders or predecessors who had practised as Certified General Accountants with or without the addition of "& Co." or a similar term after the name. In addition, the firm shall be described only as "Certified General Accountants".
         (ii) A member whose name is legally changed may continue to use the former name in the partnership name without being considered in breach of this Rule.
         (iii)    A member  shall,  when  practising as a  partnership,  clearly identify to the public those partners of the firm, if any, practising as professional corporations.
         (iv) A member shall, when practising as a professional corporation with more than one member holding voting shares, clearly make it understood to the public that the firm is incorporated.
         (v) A member shall, when practising as a multiple member corporation, ensure that the corporate name consists of one or more names of the voting shareholders, former voting shareholders or predecessors who had practised as Certified General Accountants, with or without the addition of "& Co.", and with the addition of the corporate identification as allowed by the B.C. Business Corporations Act.
         (vi) A member shall, when practising as a limited liability partnership, ensure that the firm name consists of the names of the limited liability partners or predecessors who had practised as Certified General Accountants, in accordance with the identification as allowed by Section 6 of the B.C. Partnership Act.

R511 SPECIALIZATION
         A member shall only use the title of "Specialist" in conjunction with their designation, "Certified General Accountant " or "CGA", if all the requirements established by the Association have been satisfied.

R511.1 DISCLOSURE OF SERVICES PROVIDED
         A member engaged in the practice of public accounting may, in conjunction with the designation "Certified General Accountant " or "CGA", use the title or titles describing the particular type of services the member provides, but without holding out that the member is a specialist.

R512 PERSONAL PRACTICE WHEN AN EMPLOYEE
         A member shall not undertake professional services for the member's own benefit without first advising, in writing, the member's employer.

R513 NON-MEMBER PARTNERS
         (a) A member shall practise in a partnership including a limited liability partnership, described as a firm of "Certified General Accountants" only if all the partners, including those practising as a professional corporation, where allowed, are certificated members in good standing with the Association and are registered in public practice.
         (b) A member shall not associate in any way with any firm practising as Certified General Accountants in British Columbia unless: (i) all partners resident in British Columbia are members of the Association or corporations holding a valid "incorporation permit" from the Association; and (ii) at least one partner is a member of the Association or a corporation holding a valid "incorporation permit" from the Association.

R514 REPRESENTATION OF FIRM
         A member engaged in the practice of public accounting shall not represent or imply that the member or the member's firm: (a) has an office in an area where the member or the firm is only represented by another member, where that latter member in addition to representing the first member carries on a practice under a different firm name; or
(b) maintains an office of another firm of public accountants where the member or the member's firm only represents that other firm of public accountants.

R515 MARKETING OF GOODS AND SERVICES
         A member shall not engage in the marketing of goods and services other than professional services for a profit through the member's public practice firm.

R516 REGISTRATION
         A member shall, if engaged in the practice of public accounting part time or full time, register in accordance with the requirements prescribed by the Association. This rule shall also apply to members who own, operate or control a professional corporation or a limited liability partnership engaged in the practice of public accounting.

R517 PRACTICE REVIEW REQUIREMENTS
         A member shall comply with, and adhere to, the practice review requirements of the Association and the standards contained therein.

R518 PROFESSIONAL LIABILITY INSURANCE
         A member engaged in the practice of public accounting shall maintain professional liability insurance as specified, and provide evidence of such insurance as required, by the Association. Upon withdrawing from the practice of public accounting as a proprietor, partner, limited liability partner or professional corporation, a member shall provide evidence to the Association that the member has acquired professional liability insurance described as "insurance in perpetuity" having the minimum policy amount and requirements specified by the Board.

R519 SERVICE BY AN EMPLOYEE
         A member shall not permit an employee to perform professional services which the member is not permitted to perform unless the employee has been granted a licence to perform such professional services.

R520 RELATIONS WITH CLIENTS OR EMPLOYERS
         Subject to Rule R204.1:
         (a) A member shall not, when acting on behalf of a client or employer, bargain for the member's own use any fee, remuneration, or benefit from a third party without the client's or employer's written consent.
         (b) A member shall not accept commission or other remuneration from investment dealers or insurance brokers for the trading of securities or placement of insurance for clients.

R521 RIGHT TO TAKE COGNIZANCE
         A member shall respect the right of any client, providing that the member's professional fees have been paid, to have reasonable access to the documents in any financial record made by the member concerning the client, and to obtain copies of those documents.

R522 STUDENTS IN PUBLIC PRACTICE
         A student shall not engage in the practice of public accounting independently or in association with others. This Rule shall not restrict a student from being an employee of a public practice firm.

R523 EMPLOYMENT OFFER
         A member shall inform another member of the member's intention to offer employment to an employee of that member. This restriction does not apply if employees approach a member on their own initiative or in response to a public advertisement.

RESPONSIBILITIES TO THE PROFESSION
Members shall always act in accordance with the duties and responsibilities associated with being members of the profession, and shall carry on work in a manner which will enhance the image of the profession and the Association.


R601 COMPLIANCE
         A member shall comply with the Bylaws and the Code of the Association as amended from time to time, and with any order or resolution of the Board or its committees under the Bylaws.

R602 DISCIPLINARY ACTION
         A member shall be subject to disciplinary action for any offence which constitutes a breach of professional conduct.
R602.1 JURISDICTION OF DISCIPLINARY ACTION
         A member shall be subject to disciplinary action only through the member's Provincial Association or Ordre Professional. In circumstances where no Provincial Association or Ordre Professional has jurisdiction, the member shall be subject to disciplinary action by the Board of Directors of CGA Canada as provided by its Bylaws.

R603 MEMBERSHIP OBTAINED FRAUDULENTLY
         (a) A member shall not obtain admission to membership by means of fraud or other irregularity. (b) A member shall notify the Association immediately regarding a person who has obtained membership by means of fraud or other irregularity.

R604 ADMITTANCE TO MEMBERSHIP
         (a) A member shall report to the Association a fact known to that member sufficient to affect the admittance as a member of any person whose admission may be detrimental to the Association.
         (b) An individual shall, when applying to become a student or a member, not sign or be associated with any related letter, report, statement or representation which the applicant knew, or ought to have known, was false or misleading.
         (c) A member shall comply at all times with the principles, obligations and responsibilities in t he Oath of Obligation, as follows:
                  I as a member of THE CERTIFIED GENERAL ACCOUNTANTS ASSOCIATION OF BRITISH COLUMBIA acknowledge that as such I have an obligation to the science and art of accountancy. I therefore do most sincerely promise and solemnly swear to discharge actively this obligation and more specifically -

                  To uphold the standards of my profession and continually search for new truths and disseminate my findings.

                  To keep myself fully informed of developments in the field of accountancy and to co-operate with others in the use of our common knowledge.

                  To guard the interests of my principals and employers, whose trust I hold, and to advise them wisely and honestly.

                  To do all in my power to assure the progress and contentment of my fellow workers and at all times to deal with them fairly and openly, sharing of my acquired knowledge and experience freely.

                  To recognize my dual obligation to society, arising through my personal and professional relations in the social and economic life of our nation.

                  To recognize my continuing obligation to my country and to the chosen way of life of my fellow citizens.

                  To conduct myself and my actions in accordance with the spirit and the letter of the law, regulations and CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT.

                  All this I do swear without any equivocation, mental evasion or secret reservation.

                  So help me God.

R605 RESPONSIBILITY FOR FIRM
         A member engaged in the practice of public accounting who:
         (a) is associated with a firm or corporation carrying on a business or practice as described in Rule R107.1, whether as principal, partner, director, officer or shareholder; and
         (b) has a significant influence on the ownership or management of such firm or corporation, shall be responsible to the Association for any failure of such firm or corporation to abide by the Code of the Association.

R605.1 USE OF NORMAL BUSINESS METHODS
         A firm or corporation carrying on a business or practice as described in Rule R107.1 may use normal business methods to solicit business for its own functions, but such methods may not be used, or appear to be used, for the solicitation of clients for the public practice with which the member is associated.

R606 DETRIMENTAL ACTIONS
         (a) A member shall not participate in any action which is detrimental to the Association or the profession.
         (b) A member shall, subject to Rules R201 and R514, report to the Association any situation of which the member has sufficient personal knowledge and which the member thinks may be detrimental to the Association or the profession.

R607 EVIDENCE OF PROFESSIONAL MISCONDUCT
         A member who has been found guilty or granted an absolute or conditional discharge of any criminal or similar offence which may cast doubt as to that member's honesty, integrity or professional competence, shall promptly inform the Association in writing of the conviction, finding of guilt or discharge, as the case may be, when the right of appeal has been exhausted or expired. In such cases, the member may be charged with professional misconduct by the Ethics Committee. In such cases, satisfactory evidence of the conviction, finding of guilt or discharge issued by any competent court shall be sufficient evidence of the conviction and the perpetration of the offence.

R607.1 CRIMINAL AND SIMILAR OFFENCES
         Criminal or similar offences include, but are not limited to, the following offences:
         (a)      fraud, theft, forgery or income tax evasion;
         (b)      violation of the provisions of any securities legislation; or
         (c) any criminal or similar offence for conduct in, or related to, the member's professional capacity, or for conduct in circumstances where there was reliance on the member's membership in, or association with, the Association.

R608 BANKRUPTCY
A member shall immediately notify the Association if the member becomes bankrupt.

R609 PUBLIC STATEMENTS
         A member shall not make public statements or comments which may be interpreted as representing the Association or its views, except when authorized to act as an "official spokesperson" for the Association.

R610 REQUIREMENT TO REPLY IN WRITING
         A member shall promptly reply in writing to any request from the Association in which a written reply is specifically required.

R611     ASSISTANCE TO THE BOARD A member shall, when required:
         (a) comply with the request of the Board or its committees in the exercise of their duties in matters of the appropriate CGA Act, the Bylaws or the Code; and
         (b) produce any documents in the member's possession, custody or control, subject to Rules R201 and R104.2.

R612 PERSON EXPELLED OR SUSPENDED
         A member shall, before knowingly employing a person who has been expelled or who is under suspension from any accounting body, obtain through the Association the facts concerning the expulsion or suspension.

R613 LEGAL ACTION AGAINST A MEMBER
         A member shall, before entering into a legal action against another member which might discredit the profession, give the Association as much notice as is possible of such an intention, outlining the basis of the proposed action.

R614 USE OF CGA REFERENCE BY STUDENTS
         Students shall not make any reference to the Association, its name or its designation on stationery, business cards, business announcements, business directories, office signs or advertising.


DEFINITIONS

"ASSOCIATION"
         The Certified General Accountants Association of British Columbia.

"BOARD"
         The Board of Governors of the Certified General Accountants Association of British Columbia.

"CLIENT"
         The person or entity engaging a member as an independent contractor for the performance of professional services.

"CODE"
         The CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT of the Association, as amended from time to time.

"COMMUNICATION"
         Refers to one of three reports prepared for the client:
         (a)      AUDITOR'S REPORT:
                  The report which accompanies financial statements on which the member has performed an audit, and which expresses an opinion on the fairness of those financial statements.
         (b)       REVIEW ENGAGEMENT REPORT:
                  The report accompanying unaudited financial statements in which the member provides a limited degree of assurance about those financial statements.
         (c)      COMPILATION ENGAGEMENT REPORT:
                  A disclaimer signed by or identified with the member clearly stating that neither an audit nor a review has been performed, and that no other attempts to verify the accuracy or completeness of the financial statements have been made.

"FINANCIAL STATEMENTS OR INFORMATION"
         Statements, reports and footnotes related thereto that purport to show an entity's financial position, or results of operations or changes in financial position. This term includes balance sheets, income statements, cash flow statements and statements of retained earnings or statements of changes in owners' equity. In the case of not-for-profit organizations, this term includes statements of financial position, statements of operations, statements of changes in net assets and statements of cash flows. This term does not include incidental financial data included in management advisory or similar reports to support recommendations to a client.

"FIRM"
         A proprietorship, partnership, or professional corporation engaged in the practice of public accounting.

"MEMBER"
         An individual who holds a Certified General Accountants  Association of
         British  Columbia   designation,   and  is  in  good  standing.   Where
         applicable, the term includes duly registered students.

"MEMBER ADVISOR"
         A person or persons appointed by the Association for the specific purpose of providing professional assistance to members, including members engaged in or entering the practice of public accounting. In British Columbia this position is designated to be the Public Practice Advisor.




"PRACTICE OF PUBLIC ACCOUNTING"
         (a) Offering to perform or performing for a client one or more types of professional services involving the use of accounting or auditing skills or the furnishing of tax services. A member who is "employed" in the practice of public accounting is not considered to be "engaged" in the practice of public accounting.
(b) A member would not be considered to be engaged in the practice of public accounting for the purpose of Rules R516, R517 and R518 if the member is solely providing bookkeeping services that do not involve the preparation of financial statements or the member is solely providing tax preparation services without a fee.
(c)
"PROFESSION"
         The profession of accountancy.

"PROFESSIONAL PRACTICE"
         The provision of professional services, as defined.

"PROFESSIONAL SERVICES"
         Any services performed or offered to be performed by a member for a client or employer, where the public or the member's employer is entitled to rely on the member's membership in the Association as giving particular competence.

"PUBLIC ACCOUNTANT"
         Unless otherwise specified by legislation, any person engaged in the practice of public accounting.

"STUDENT"
         An individual who is enrolled in the Association's program of professional studies. A student must observe these Rules except where the wording of any Rule makes it clear that it specifically relates to members or there is a specific exception made in a particular Rule.